UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

ITEM

1. 1Q22 Financial Statements and Report of Independent Registered Public Accounting Firm
2. 1Q22 Earnings Release
3. Minutes of the Meeting of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Interim Financial Statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and March 31, 2021

1

2

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Balance Sheets

As of March 31, 2022 and December 31, 2021

(In thousands of Brazilian reais - R$, unless otherwise stated)

sss

CURRENT ASSETS	Note	2022	2021
Cash and cash equivalents	5.1. a)	209,218	670,441
Financial investments	5.1. b)	609,023	1,430,653
Accounts receivable	5.1. c)	53,333,236	54,578,684
Prepaid and recoverable taxes		144,192	149,235
Inventories		36,735	40,899
Other assets		126,929	118,935
Total current assets		54,459,333	56,988,847
NONCURRENT ASSETS
Deferred income tax and social contribution	10.2	389,579	422,034
Other assets		83,203	81,556
Property and equipment	8.	611,821	631,598
Right-of-use assets	6.	24,975	25,703
Intangible assets	7.	896,825	885,083
Total noncurrent assets		2,006,403	2,045,974
TOTAL ASSETS		56,465,736	59,034,821
CURRENT LIABILITIES
Accounts payable	5.2. a)	50,446,906	51,610,405
Loans and borrowings	5.2. b)	2,281,306	3,464,649
Lease liabilities	6.	9,819	9,742
Income taxes payables and other tax payables	10.3	31,639	30,976
Dividends payable		-	298,000
Other liabilities		186,587	214,132
Total current liabilities		52,956,257	55,627,904
NONCURRENT LIABILITIES
Loans and borrowings	5.2. b)	21,825	25,209
Lease liabilities	6.	15,993	16,573
Provision for tax, civil and labor risks	9.	18,035	15,013
Deferred income tax and social contribution	10.2	8,098	3,345
Other liabilities		29,187	22,858
Total noncurrent liabilities		93,138	82,998
EQUITY
Share capital		1,422,496	1,422,496
Capital reserve		404,933	404,933
Accumulated other comprehensive income		(44)	(242)
Retained earnings		1,585,772	1,492,829
Participation of non-controlling shareholders		3,184	3,903
Total equity		3,416,341	3,323,919
TOTAL LIABILITIES AND EQUITY		56,465,736	59,034,821

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statements of Income

For the three months ended March 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

sss

	Note	2022	2021
Revenue from services	13. a)	816,139	599,767
Costs of services	13. b)	(510,668)	(406,686)
Gross profit		305,471	193,081
Selling, General and Administrative expenses	14.a)	(142,222)	(86,477)
Other expenses, net	14.b)	(18,445)	(21,199)
Operating profit		144,804	85,405
Finance income, net	15.	13,507	(3,509)
Profit before income taxes		158,311	81,896
Current income tax and social contribution	10.1	(33,726)	(19,220)
Deferred income tax and social contribution	10.1	(32,252)	(6,409)
Net income for the period		92,333	56,267

Net income attributable to controlling shareholders		92,976	56,267
Loss attributable to non- controlling shareholders		(643)	-

Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	16	0.05	0.03
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	16	0.05	0.03

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statement of Comprehensive Income

For the three months ended March 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2022	2021
Net income for the period	92,333	56,267
Change in fair value of financial instruments classified as Fair Value Through Other Comprehensive Income	300	(64)
Deferred income Tax	(102)	22
Total comprehensive income for the period	92,531	56,225

Total comprehensive income allocated to:
Controlling shareholders	93,174	56,225
Non-controlling interests	(643)	-
Total comprehensive income for the period	92,531	56,225

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statement of Changes in Equity

For the three months ended March 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

				Retained earnings
	Note	Share capital	Capital reserves	Legal reserve	Statutory reserve	Accumulated profit	Accumulated other comprehensive income	Equity attributable to controlling interest	Participation of non-controlling shareholders	Total consolidated equity
Balance at December 31, 2020		1,422,496	6,400	126,118	1,188,520	-	(651)	2,742,883	-	2,742,883
Net income for the period		-	-	-	-	56,267	-	56,267	-	56,267
Tax credit – spin-off	12. b)	-	398,533	-	-	-	-	398,533	-	398,533
Other comprehensive income		-	-	-	-	-	(42)	(42)	-	(42)
Balance at March 31, 2021		1,422,496	404,933	126,118	1,188,520	56,267	(693)	3,197,641	-	3,197,641

Balance at December 31, 2021		1,422,496	404,933	149,806	1,343,023	-	(242)	3,320,016	3,903	3,323,919
Net income for the period		-	-	-	-	92,976	-	92,976	(643)	92,333
Other comprehensive income		-	-	-	-	-	198	198	-	198
Others		-	-	-	(33)	-	-	(33)	(76)	(109)
Balance at March 31, 2022		1,422,496	404,933	149,806	1,342,990	92,976	(44)	3,413,157	3,184	3,416,341

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Unaudited Consolidated Statement of Cash Flows

For the three months ended March 31

(In thousands of Brazilian reais - R$, unless otherwise stated)

Cash flows from operating activities	Note	2022	2021
Net income for the period		92,333	56,267
Adjustments to reconcile net income for the period to net cash generated by operating activities:		223,920	96,913
Depreciation and amortization		102,172	87,216
Foreign exchange gain (loss)		1,726	(4)
Provision (reversal) for expected credit losses	5.1 c)	10,656	(10,090)
Provision for labor, tax and civil risks		3,022	1,375
Loss from the sale of assets		1,659	2,064
Provision for impairment (reversal)	7 e 8	(1,414)	1,949
Interest on Loans, borrowings and leases	5.2 b) e 6	73,847	7,994
Deferred taxes	10.1	32,252	6,409
(Increase) decrease in operating assets:		1,230,972	(1,152,281)
Prepaid and recoverable taxes		5,043	(7,995)
Accounts receivables		1,234,792	(1,136,351)
Other assets		(8,863)	(7,935)
Increase (decrease) in operating liabilities:		(1,184,160)	1,464,735
Accounts payable		(1,163,499)	1,552,039
Income taxes payables and other tax payables		13,760	18,647
Other liabilities		(21,325)	(77,458)
Income taxes paid		(13,096)	(28,493)
Net cash generated by operating activities:		363,065	465,634
Cash flows from investing activities
Financial investments		836,175	(401,984)
Purchase of property and equipment	8	(73,636)	(93,946)
Purchase of intangible assets	7	(23,224)	(9,416)
Write-off of property and equipment and intangible assets	7 e 8	11,273	7,785
Net cash generated by (used in) investing activities		750,588	(497,561)
Cash flows from financing activities
Proceeds from Loans and Borrowings	5.2 b)	4,610,000	2,000,000
Payment of Loans and borrowings	5.2 b)	(5,763,720)	(2,153,367)
Payment of leases		(2,617)	(1,848)
Payment of dividends		(298,000)	(29,227)
Interest on borrowings paid and lease liabilities	5.2 b)	(106,192)	(7,856)
Net cash used in financing activities		(1,560,529)	(192,298)
Effect of exchange rate changes on cash and cash equivalents		(14,347)	(1,597)
Decrease in cash and cash equivalents		(461,223)	(225,822)
Cash and cash equivalents at the beginning of the period	5.1 a)	670,441	265,096
Cash and cash equivalents at the end of the period	5.1 a)	209,218	39,274
Decrease in cash and cash equivalents		(461,223)	(225,822)

The accompanying notes are an integral part of these consolidated financial statements.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.         General Information

Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet" or "Company" or "Parent"), formerly controlled by Banco Santander (Brasil) S.A. ("Banco Santander"), on February 25, 2021 had its partial spin-off approved, becoming indirectly controlled by Banco Santander S.A. ("Banco Santander Spain"). After, on November 11, 2021, it became controlled by PagoNxt Merchant Solutions S.L., ("PagoNxt Spain"), company that is also part of Santander Business Group ("Santander Group"), from the partial spin-off of the former controlling shareholders' interests.

The change in the ownership interest is part of a corporate reorganization of the Santander Group and does not present any change in the final controlling shareholders or in the management structure of the Company.

Getnet, constituted in the form of a corporation, domiciled on Av. Pres. Juscelino Kubitschek, 2041 Vila Nova Conceição – São Paulo - SP, operates in the market of acquiring and services for means of payment, regulated by the National Monetary Council (“CMN”) and the Central Bank of Brazil (“BACEN”), and its operations are mainly aimed at:

  Merchant acquisition revenue related to the accreditation for retailer and service providers establishments to accept credit and debit cards;
  Processing services revenue related to the capture, transmission and processing of data and information using a network consisting of different types of equipment;
  POS rental revenue related to installing, uninstalling, monitoring, supplying, providing maintenance, and leasing equipment used in transaction capture networks, such as Point-of-Sales (“POS”) devices;
  Recharges sale revenue where it acts as a distributor of telecommunication operators for the commercialization of telephony and data recharge digital credits.
  Prepayment revenue that are recognized at the time of transfer of the respective prepayments by Santander Brazil (further details note 11);
  Other revenue from:  i) the management of payments and receipts in the establishments accredited to Getnet’s network; ii) developing and selling or licensing software, iii) selling products or distributing services from entities that provide registry information; iv) providing technical, commercial, and logistic infrastructure services for the businesses related to the receipt of bills from dealers, banks, and other collection documents and issuing electronic currency pursuant to the regulations of the BACEN by providing the following services: (a) management of prepaid payment accounts; (b) provision of payment transactions based on electronic currency transferred to prepaid payment accounts; and, (c) conversion of funds into physical or book currency, with the possibility of enabling its acceptance through the settlement in any prepaid payment account it manages.

The spin-off of Getnet from Banco Santander (Brasil) S.A.

On February 25, 2021, Banco Santander (Brasil) S.A. (“Santander Brazil”) informed its shareholders and the market of the approval by its Board of Executive Directors of the proposed segregation of the equity interests held by Santander Brazil in its wholly-owned subsidiary Getnet, through a spin-off from Santander Brazil, deliberated by its shareholders at an extraordinary shareholders’ meeting. Additionally, at the same date, Santander Brazil’s Supervisory Board issued a favorable opinion on the proposed spin-off.

After the approval of the studies and proposal from the Board of Directors of Santander Brazil, on March 31, 2021, the shareholders of Santander Brazil and Getnet approved the spin-off.  As a result, Getnet registered in its shareholders equity the portion of the net assets contributed from Santander Brazil spin-off, which correspond to the deferred tax asset registered in the amount of R$398,533 thousand. The operation became effective immediately upon the approval by the shareholders of both companies on March 31, 2021.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Approval of Getnet spin-off from Santander Brazil by BACEN

On July 14, 2021, through the published statement in the Official Gazette No. 131, Section 3 of the BACEN, the competent board approved the incorporation of Santander Brazil's assets portion related to its participation in Getnet. The delivery of Getnet shares and units to Santander Brazil shareholders in Brazil, took place after the cut-off date for delivering the shares and units on October 15, 2021, with the delivery of shares on October 18, 2021.

Brazilian Securities and Exchange Commission - CVM and Securities and Exchange Commission – SEC approval the grant registration of the Getnet

On August 10, 2021, Getnet obtained the grant of issuer registration dealing with CVM Instruction n°. 480/09, in category "A" (permission to trade shares in the Brazilian stock exchange market), and on that date the approval of Getnet's registration of a publicly interest entity  by CVM. On August 5, 2021, B3 S.A. - Brasil, Bolsa, Balcão granted Getnet's listing request and admission to the trading of shares and Units issued by Getnet. In Brazil, the cut-off date for delivering the shares was October 15, 2021, with delivery of shares on October 18, 2021, before CVM and B3. The listing process on the U.S. Securities and Exchange Commission  (“SEC”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”) was concluded in October 2021 and the beginning of negotiations in the American market began on October 22, 2021.

On October 18, 2021 the Getnet shares (GETT11, GETT3 and GETT4) started to be traded at B3, and on October 22, 2021 the ADRs (GET) also started to be listed at Nasdaq, thus ending the spin-off process resolved at the Extraordinary Shareholders' Meeting held on March 31, 2021, since the Company's shares and units were delivered to the shareholders of Santander Brazil.

New subsidiary - Getnet Sociedade de Crédito Direto S.A

On February 12, 2021, Getnet received the authorization from BACEN to operate as a Direct Credit Corporation (Sociedade de Crédito Direto – “SCD”), as defined by the BACEN Resolution 4,656/18, following the expansion of our business to offer financial products such as loans directly to merchants during 2021.

Seeking to provide greater legal certainty to this “new Brazilian credit market", the applicable regulation requires SCDs to select their clients based on consistent, verifiable and transparent criteria, including relevant aspects of credit risk assessment. The SCDs are authorized to provide ancillary credit services, limited to an exhaustive list set forth in the regulation, encompassing: (i) credit analysis for third parties; (ii) collection of debts owed by third parties; (iii) acting as insurance representative in distribution of insurance related to credit transactions; and (iv) issuance of electronic currency. Notwithstanding, SCDs are prohibited from having equity interest in financial institutions, and restricted from raising funds from the public, except for the issuance of its own shares.

Transaction with Eyemobile Tecnologia Ltda.

On August 3, 2021 after the satisfaction of the applicable preceding conditions, the Company closed the transaction relating to Getnet's acquisition of interest in Eyemobile Tecnologia Ltda. ("Eyemobile"), with the subsequent corporate conversion of Eyemobile's and an increase in Eyemobile's capital, fully subscribed by Getnet (respectively “Transaction” and "Closing"). Eyemobile is a technology company that operates through the offer of software solutions focused on the payment market, points of sale (“POS”), cash front and events. After the closing, Getnet holds a 60% interest, acquired through a total of R$21.5 million paid in cash for the acquisition of: (i) equity interest of 44% (R$ 11.5 million) and capital increase (R$ 10.0 million) resulting in an increase in the level of ownership interest of 16%. In addition, Getnet may disburse an additional maximum amount of R$ 3.5 million conditioned to certain financial and operational achievements up to 18 months after the closing.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

UN Global Compact

On January 24, 2022, the Company informed the market of its agreement to the UN Global Compact. The Global Compact is a voluntary Initiative of the United Nations that aims to mobilize business practices of the business community in the areas of human rights, labor, environment and anti-corruption.

Getnet's agreement endorses sustainability as a strategic and cultural pillar of the Company, integrating this initiative with the other fronts already in operation.

The Company since 2021 has focused on scaling ESG's actions from a perspective covering business, risk management, governance and fronts issues to engage stakeholders and generate value for customers and society. Getnet throughout 2021 made other public commitments such as the signing of the Women's Empowerment Principles, the UN's initiative for women's empowerment in companies, and the UN Free & Equal initiative, aimed at the LGBTQIA+ front.

Approval of the financial statements

The consolidated financial statements were authorized for issue by the board of directors on May 03, 2022. The directors have the power to amend and reissue the consolidated financial statements.

2.         Basis of preparation

The interim financial statements have been prepared taking into consideration the historical cost model as the base value, except in the case of certain financial assets and liabilities that are measured at fair value.

The preparation of unaudited financial statements requires the use of certain critical accounting estimates. It also requires Getnet’s management to exercise judgment in the process of applying the adopted accounting policies. Those areas involving a higher degree of judgment and complexity, as well as those where assumptions and estimates are significant to the financial statements, are disclosed in notes.

The consolidated interim financial statements have been prepared and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial accounts are interim accounts following the rules of IAS 34 - Interim Financial Statements and show all relevant information specific to the interim accounts, and only them, as well as which are consistent with those used by management in its management.

2.1. Consolidation

The Company consolidates all entities over which it has the capacity to exercise control, i.e., when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the investee’s relevant operations.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The subsidiaries included in consolidation are the following:

Subsidiary	Type	Equity interest %
Auttar H.U.T. Processamento de Dados Ltda. (“Auttar”)	Subsidiary	100%
Getnet Sociedade de Crédito Direto S.A (“SCD”)	Subsidiary	100%
Eyemobile Tecnologia S.A. (“Eyemobile”) (1)	Subsidiary	60%

(1)	On May 12, 2021, Getnet Adquirência e Serviços para Meios de Pagamentos S.A. entered into an investment and other agreements with Eyemobile, as consenting intervening party, establishing the terms of the negotiation for the purchase and sale of the shares representing Eyemobile's capital stock. The control acquisition was concluded on August 3, 2021, so that Getnet now holds 60% of Eyemobile's voting shares for the amount of R$19,415, as described in note 7 a), corresponding to the equity value of the shares on the purchase date, plus the amount of the contribution of the shares paid up upon subscription. The Company's corporate purpose is to explore the development and licensing of customizable computer programs, the rental of office machines and equipment, and the specialized retail trade of computer equipment and supplies.

Accounting policy

The accounting policies below are applied in the preparation of the consolidated financial statements:

Subsidiaries

Subsidiaries are all entities over which Getnet holds control. Subsidiaries are consolidated from the date on which control is transferred to Getnet. Consolidation is discontinued when control no longer exists.

Identifiable assets acquired and liabilities and contingent liabilities assumed in the acquisition of a subsidiary are initially measured at their fair values at the acquisition date.

All intragroup transactions, balances and unrealized gains are eliminated on consolidation.  Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The subsidiaries’ accounting policies are amended according to Getnet’s accounting policies, as applicable.

2.2. Functional and presentation currency

Items included in the financial statements of each investee controlled by Getnet are measured using the currency of the main economic environment in which it operates (“functional currency”).

The consolidated interim financial statements are presented in Brazilian reais (R$), which is Getnet’s functional and presentation currency.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.         Segment Reporting

A business segment is an identifiable component of the entity that is intended to provide an individual product or service or a group of related products or services, and which is subject to risks and benefits that are distinguishable from other business segments.

Operating segment reporting is presented in a manner consistent with the internal reporting provided to the chief operating decision maker, in the case of Getnet, the Chief Executive Officer (“CEO”), in which he reviews items of the Consolidated Statement of Income and other comprehensive income. The CEO takes into consideration the entire Company as a single operating and reportable segment by monitoring operations, making decisions about resource allocation, financial and strategic planning, and performance evaluation based on a single operating segment. The CEO formally reviews financial data material for the Company and its subsidiaries.

The Company's revenue, profit or loss, and assets for this reportable segment can be determined by reference to the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, and the Consolidated Balance Sheet.

4.      Risk Management

Getnet’s shareholders and management consider risk management an essential tool for strategic decision making, including for maximizing efficiency in the use of capital in Getnet‘s operations.

Getnet established its policies, systems and internal control to ensure a continual mitigation of possible risks and/or the realization of losses arising from exposure to credit, liquidity, market, and operational risks.

a)

Credit risk: Credit risk is the risk that a financial loss due to a counterparty failing to fulfill its obligations under a financial instrument or accounts receivable, leading to a financial loss for the Company. The Company is exposed to credit risk from its operating activities, mainly related to accounts receivable and also cash and cash equivalents and derivative financial instruments. c. In merchant acquisition transactions, the card issuers are required to pay Getnet the amounts arising on to the transactions carried out by the cardholders so that the payment of such amounts to the accredited merchants can be made; therefore, Getnet is exposed to the credit risk of the card issuers and the greatest exposure to credit risk is correlated to the transactions recorded in the Other customer receivables lines presented in note 5.1 c). For the management of loss risks arising from accounts receivable, Getnet applies a simplified approach in calculating expected credit losses (“ECLs”), therefore, the Company instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

b)

Liquidity risk: The liquidity risk management policy aims at ensuring that the risks that affect the implementation of Getnet’s strategies and goals are continuously assessed. Getnet manages the liquidity risk by setting the necessary tools for its management in normal or crisis scenarios. The frequent monitoring aims at mitigating possible maturity mismatches by allowing corrective actions, if necessary. Getnet’s approach to liquidity management is to ensure that it always has enough funds to discharge its obligations on due date, under normal and stress conditions, in order to avoid unacceptable losses or losses resulting in undue exposure of Getnet’s reputation. The cash flow forecasting is performed by the treasury department which monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times in order to the Company does not breach covenants (where applicable). The liquidity risk management is performed to : (i) measuring liquidity risk, the Company has tools to control the cash flow forecasting to ensure that Getnet has sufficient cash to meet operational needs; (ii) daily monitoring the cash needs, segregated into liquidity buffer and free movement cash, ensuring that they are consistent with the policies and minimum amounts decided by the management; (iii) limits and liquidity risk alerts, monitored monthly by the management and by the controller where the available amounts and the projection of possible gaps over a 90-day horizon are measured; (iv) contingency plan test is conducted every six months, whereby previously approved credit agreements with other financial institutions  are contracted for possible emergency cover.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)

Interest rate risk: This risk arises from the possible losses of Getnet’s asset values due to fluctuations in sovereign interest rates. Getnet is exposed to interest rate risk due to short-term settlements of accounts receivable, mismatch between transaction settlements and the transfers from the credit card companies, and possible difficulty to raise funds. In addition to the financial risk generated by a possible decrease in the spreads due to a possible increase in borrowing costs. The Company manages the interest rate risk by maintaining a diversification of borrowing at fixed and variable rates.

d)

Exchange rate risk: Corresponds to the possibility of loss of value due to exchange rate fluctuations from transactions or recognized assets or liabilities denominated in a currency different from the Getnet’s functional currency. The exposure to foreign exchange rate risk by Getnet arises substantially from receivables from international card issuers, cash and cash and equivalents in foreign exchange. Getnet has operating expenses that are settled in U.S. Dollars, mainly from purchasing equipment which are indexed to U.S. Dollars and resold in Brazilian reais and costs of hiring IT suppliers paid in U.S. Dollars. Due to the low volume of transactions subject to exchange rate fluctuation. At March 31, 2022 and 2021, Getnet is not materially exposed to the foreign exchange rate risk due the short-term and low amount outstanding at the end of each month.

e)	Capital management: The current Liquidity and Market Risk Management Policy, Getnet follows the BACEN Resolution Nº 4,557, issued on February 23, 2017, which provides for Risk Management and Capital Management Structure, making efficient use of capital as an indispensable component of the business decision-making process, and its management is a factor of competitive differentiation. With integrated risk management, this practice supports the Company's projected growth, besides increasing its profitability, and has the following drivers (i) efficient use of capital, through allocation in businesses considering risk versus return; (ii) optimization of capital allocated in business and products of greater profitability; (iii) integrated risk management ensuring the position of soundness in the market, by adopting the best management practices and risk mitigation.

5.         Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company’s classifies financial instruments into the following categories:

	March 31, 2022			December 31, 2021
	Amortized cost	Fair value through other comprehensive income	Total	Amortized cost	Fair value through other comprehensive income	Total
Financial assets
Current/Non-current
Cash and cash equivalents	209,218	-	209,218	670,441	-	670,441
Financial investments	491,542	117,481	609,023	875,240	555,413	1,430,653
Accounts receivable	53,333,236	-	53,333,236	54,578,684	-	54,578,684
Other assets	210,132	-	210,132	200,491	-	200,491
Total financial assets	54,244,128	117,481	54,361,609	56,324,856	555,413	56,880,269

Financial liabilities
Current/Non-current
Accounts payable	50,446,906	-	50,446,906	51,610,405	-	51,610,405
Loans and borrowings	2,303,131	-	2,303,131	3,489,858	-	3,489,858
Lease liabilities	25,812	-	25,812	26,315	-	26,315
Other liabilities	215,774	-	215,774	236,990	-	236,990
Total financial liabilities	52,991,623	-	52,991,623	55,363,568	-	55,363,568

13

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.1                Financial assets

(a)     Cash and cash equivalents

	03/31/2022	12/31/2021
Cash	265	229
Short-term bank deposits	207,645	646,304
Foreign currency cash and investments abroad (1)	1,308	23,908
Total	209,218	670,441
(1)	Refers to highly liquid financial investments in U.S. Dollars.

(b)     Financial investments

	03/31/2022	12/31/2021
Brazilian treasury bonds (1)	117,481	555,413
Short-term investment (2)	491,542	875,240
Total	609,023	1,430,653

(1) Consists of investments in Brazilian Treasury Bonds ("LFTs") with an interest rate of 99.40% of the Basic Interest Rate (SELIC –11.75% and 9.25% for the period ended March 31, 2022 and December 2021, respectively), invested to comply with certain requirements for authorized payment institutions as set forth by the BACEN regulation. This financial asset was classified at fair value through other comprehensive income.

(2) Refer to the amounts invested in the SBAC Investment Fund, remunerated at DI rate (the Brazilian interbank deposit rate), where Getnet holds participation units. The underlying assets of the fund comprises substantially in public securities and repo with high liquidity (Level 1 – Further details note 5.3).

              (c)     Accounts receivable

	03/31/2022	12/31/2021
Accounts receivable from card issuers	52,973,744	54,131,057
Other accounts receivable from clients	431,880	509,359
Provision for expected credit losses	(72,388)	(61,732)
Total	53,333,236	54,578,684

Movements in the provision for expected credit losses

	03/31/2022	03/31/2021
Opening balance	61,732	58,324
Additions	15,703	10,458
Reversals	(5,047)	(12,845)
Closing balance	72,388	55,937

Accounting policy

Financial assets are classified into the following categories: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss. The basis for classification depends on the Company’s business financial assets management model and the contractual cash flow characteristics of the financial asset. The classifications of the financial assets are detailed below:

Amortized cost

Held within the business model in order to collect to collect contractual cash flows; these cash flows represent solely payments of principal and interest and are, therefore, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, less provisions for reduction to recoverable amount.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Interest income from these financial assets is recognized in finance income. Any gains or losses due to the write-off of the asset are recognized directly in the profit or loss, together with foreign exchange gains and losses. Impairment losses are presented separately in the Consolidated Statement of Income.

Fair value through other comprehensive income (FVOCI)

A financial asset is measured at fair value through comprehensive income if it meets the concept of principal and interest only payments and is held within the business model whose objective is to both, collecting contractual cash flows and selling the financial assets.

Changes in carrying amount are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, and foreign exchange gains and losses, which are recognized in the profit or loss. When the financial asset is derecognized, the cumulative gains or losses that had been previously recognized in other comprehensive income are reclassified from equity to profit or loss. Interest income from these financial assets is recognized in finance income using the effective interest method.

Fair value through profit or loss (FVPL)

Assets are measured at fair value through profit or loss when they do not meet the criteria to be classified at amortized cost or at fair value through other comprehensive income or when on initial recognition was designated to eliminate or reduce an accounting mismatch. Any exchange gains or losses are recognized in the Consolidate Statement of Income.

Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from investing activities expire or when it transfers the investments and substantially all the risks and rewards of ownership to another entity.

Expected credit losses

Getnet assesses, on a prospective basis at each reporting date, the expected credit losses on financial assets carried at amortized cost and at fair value through other comprehensive income.

The impairment assessment methodology applied depends on whether there is a significant increase in credit risk and the loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. Expected cash flows will include cash flows from the sale of collaterals held or other credit enhancements that are integral to the contractual terms.

The Company recognizes an allowance for ECLs for all financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Getnet expects to receive, discounted at an approximation of the original effective interest rate. Getnet applies a simplified approach in calculating ECLs, therefore, Getnet instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

For accounts receivable, Getnet applies the simplified approach as permitted by IFRS 9 by recognizing lifetime expected credit losses from the initial recognition of the receivables.

Estimates and critical accounting judgments

Financial assets measured at amortized cost and fair value through other comprehensive income are tested for impairment at the end of each annual reporting period. The carrying amounts of these assets are adjusted by the loss allowance as a contra entry to the Consolidated Statement of Income. The reversal of previously recognized losses is recognized in the Consolidated Statement of Income in the period in which the impairment decreases and can be objectively related to a recovery event. The amount recorded in the Consolidated Statement of Income in the line item ‘Other expenses, net’ is disclosed in table ‘Movements in the provision for expected credit losses’ in the note 5.1(c).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.2                Financial liabilities

a)     Accounts payable

	03/31/2022	12/31/2021
Payment transactions (1)	49,983,638	50,980,629
Other financial liabilities (2)	463,268	629,776
Total	50,446,906	51,610,405

(1) Refers mainly to payment transactions with Santander Brazil (related party) in the amount of R$ 19,983,216 on March 31, 2022 and R$ 18,858,043 on December 31, 2021 (further details note 11) and commercial establishments.

(2) Amounts to be paid as an interchange fee and amounts that are under analysis for approval of settlement.

b)     Loans and borrowings

	03/31/2022	12/31/2021
Financial liabilities at amortized cost (1)	2,303,131	3,489,858
Total	2,303,131	3,489,858

(1)	Includes Brazilian real-denominated transactions with credit institutions resulting from loan and financing credit facilities and on lending in Brazil (BNDES/ FINAME).

The types of operations and rates used are listed below:

	Rate	Maturity	03/31/2022	12/31/2021
Working capital financing (1)	109.37% of the CDI (2)	05/2022	2,267,017	2,993,507
Working capital financing	9.16% of the CDI (2)	02/2025	-	457,416
Other financing	11.11% - 11.15% p.y.	05/2022	36,114	38,935
Total			2,303,131	3,489,858

(1)    Related mainly to Santander Brazil transaction. See note 11 for further details.

(2)    CDI rate means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil. Refer to note 19 for further details.

Movements in loans and borrowings in the period

Balance at December 31, 2020	1,091,157
Additions	2,000,000
Principal payments	(2,153,367)
Accrued interest	7,062
Interest paid	(7,856)
Balance at March 31, 2021	936,996

Balance at December 31, 2021	3,489,858
Additions	4,610,000
Principal payments	(5,763,720)
Accrued interest	73,185
Interest paid	(106,192)
Balance at March 31, 2022	2,303,131

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown (by maturity)

	March 31, 2022				December 31, 2021
	Up to 3 months	3-12 months	Over 12 months	Total	Up to 3 months	3-12 months	Over 12 months	Total
Loans and borrowings from domestic financial institutions	2,270,624	10,682	21,825	2,303,131	3,454,903	9,813	25,142	3,489,858

Accounting policy

On initial recognition, financial liabilities are classified as (i) financial liabilities at fair value through profit or loss; or (ii) financial liabilities at amortized cost, as appropriate.

Amortized cost

Initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on a in profit or loss.

Gains and losses from these financial liabilities are recognized in the Consolidated Statement of Income.

5.3              Fair value estimation

The table below presents a comparison by class between book value and fair value of the financial instruments:

	March 31, 2022
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Current/Non-current
Cash and cash equivalents	209,218	-	209,218	209,218	-	209,218
Financial investments	609,023	-	609,023	609,023	-	609,023
Accounts receivable	-	53,333,236	53,333,236	-	53,333,236	53,333,236
Other assets	-	210,132	210,132	-	210,132	210,132
Total financial assets	818,241	53,543,368	54,361,609	818,241	53,543,368	54,361,609

Financial liabilities
Current/Non-current
Accounts payable	-	50,446,906	50,446,906	-	50,446,906	50,446,906
Loans and borrowings	-	2,303,131	2,303,131	-	2,303,131	2,303,131
Lease liabilities	-	25,812	25,812	-	25,812	25,812
Other liabilities	-	215,774	215,774	-	215,774	215,774
Total financial liabilities	-	52,991,623	52,991,623	-	52,991,623	52,991,623

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2021
	Book value			Fair value
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Current/Non-current
Cash and cash equivalents	670,441	-	670,441	670,441	-	670,441
Financial investments	1,430,653	-	1,430,653	1,430,653	-	1,430,653
Accounts receivable	-	54,578,684	54,578,684	-	54,578,684	54,578,684
Other assets	-	200,491	200,491	-	200,491	200,491
Total financial assets	2,101,094	54,779,175	56,880,269	2,101,094	54,779,175	56,880,269

Financial liabilities
Current/Non-current
Accounts payable	-	51,610,405	51,610,405	-	51,610,405	51,610,405
Loans and borrowings	-	3,489,858	3,489,858	-	3,489,858	3,489,858
Lease liabilities	-	26,315	26,315	-	26,315	26,315
Other liabilities	-	236,990	236,990	-	236,990	236,990
Total financial liabilities	-	55,363,568	55,363,568	-	55,363,568	55,363,568

(1) The carrying values of Other assets are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable.

(2) The carrying values of Other liabilities are measured at amortized cost. These amounts refer mainly to payables to suppliers.

The fair value of the financial assets and the liabilities are substantially similar to their book value.

Accounting policy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the major or most advantageous market, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure and disclose fair value, as shown below:

  Level 1—Prices quoted (unadjusted) in active markets for identical assets or liabilities. For investments in investment funds, the price of the fund unit share is an appropriate indicator of fair value and falls into this fair value hierarchy category. For the financial investments, fair value is determined based on the interbank deposit interest rate (DI), released to the market through official agencies (Cetip, BACEN, etc.), and from the fund unit value published by CVM, respectively.

  Level 2—Inputs, other than quoted prices included in Level 1, that are observable in the market for assets or liabilities, either directly (such as prices) or indirectly (derived from prices). This category includes (i) accounts receivable; (ii) loans and borrowings; and (iii) other assets and other liabilities. For loans and borrowings, fair value was determined using the expected payment of principal and interest until maturity at the contractual rates.

  Level 3—Inputs on assets or liabilities that are not based on observable data adopted by the market (i.e., unobservable inputs). The valuation technique for the fair values of the other financial instruments classified as Level 3 is the discounted cash flow method. Getnet does not have assets or liabilities measured at Level 3 fair value.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Estimates and critical accounting judgments

Financial assets and liabilities are subsequently measured at the end of each annual period using valuation techniques. This calculation is based on assumptions that take into consideration the Company’s judgment based on information and market conditions existing at the end of the reporting period.

Getnet classifies the fair value measurement using a hierarchy that reflects the model used in the measurement process, segregating the financial instruments into levels 1, 2 or 3.

5.4              Sensitivity analysis

The following analysis estimates the potential value of the financial instruments in hypothetical stress scenarios of the main market risk factors (fixed interest rate and foreign currency risk: exposure subject to exchange fluctuations) that impact each position. This analysis was performed according to topics presented in footnote 4 d).

Sensitivity analysis of changes in foreign exchange rates

	March 31, 2022	March 31, 2021
Assets
Cash and cash equivalents	1,344	7,470
Accounts receivable	22,550	15,579
Net exposure	23,894	23,049

	March 31, 2022
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	2,389	5,974	11,947

	March 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	2,305	5,762	11,525

Translation rates in the period ended:	USD:BRL
03/31/2022	4.7378
03/31/2021	5.6973

Analysis rates in the periods ending in:	SELIC
03/31/2022	11.75% p.y
03/31/2021	2.65% p.y

Sensitivity analysis of changes in interest rates

	March 31, 2022	March 31, 2021
Assets
Financial investments	609,023	1,328,922
Accounts receivable and other assets	181,845	74,344
Liabilities
Loans and borrowings	(2,266,607)	(900,516)
Net exposure	(1,475,739)	502,750

19

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	March 31, 2022
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	(17,340)	(43,350)	(86,700)

	March 31, 2021
	Probable scenario	Possible scenario	Remote scenario
	+/-10%	+/-25%	+/-50%
Net effect on profit or loss	1,332	3,331	6,661

Probable Scenario: taking into account a 10% deterioration in the associated risk variables.

Possible Scenario: taking into account a 25% deterioration in the associated risk variables.

Remote Scenario: taking into account a 50% deterioration in the associated risk variables.

Accounting policy

Sensitivity analysis to foreign currency

The sensitivity analysis includes outstanding monetary items and foreign currency-denominated transaction (U.S. Dollars), such as loans and borrowings, and adjusts their translation at the end of each period by the exchange rates, taking into account the changes shown above.

Sensitivity analysis to changes in interest rates

The yield on short-term investments and the interest from loans are mainly affected by changes in the interbank deposit interest rate (DI) and SELIC.

6.         Leases

(a)     Balances recognized in the balance sheet

The balance sheet discloses the following lease-related balances:

Right-of-use-asset
December 31, 2020	21,905
Additions and contractual changes	(1,698)
Depreciation	(1,170)
March 31, 2021	19,037

December 31, 2021	25,703
Additions and contractual changes	1,452
Depreciation	(2,180)
March 31, 2022	24,975

20

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Lease liabilities
December 31, 2020	23,049
Additions and contractual changes	(1,279)
Payments	(1,848)
Interest	932
March 31, 2021	20,854

December 31, 2021	26,315
Additions and contractual changes	1,452
Payments	(2,617)
Interest	662
March 31, 2022	25,812

(b)    Expenses recognized in the consolidated statement of income

March 31, 2021
Depreciation	1,170
Interest expense	932
Total	2,102

March 31, 2022
Depreciation	2,180
Interest expense	662
Total	2,842

Payments of short-term leases

In March 31, 2022 and March 31, 2021 there were no short-term contract expenses.

Accounting policy

Getnet leases several floors of office buildings for its administrative departments. Leases are recognized as a right-of-use asset and a corresponding lease liability on the date the leased asset becomes available for use by Getnet.

Each lease payment is allocated between principal and finance costs. Finance costs are recognized in the Consolidated Statement of Income over the lease term. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured at present value.

Lease liabilities include the net present value of the following lease payments:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.
  Variable lease payments that depend on an index or rate.
  Amounts expected to be payable by the Getnet, under the residual value guarantees.
  The exercise price of purchase options, if Getnet is reasonably certain to exercise the options.
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

21

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Lease payments are discounted using Getnet’s incremental borrowing rate, which is the rate Getnet would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value, in a similar economic environment, under equivalent terms and conditions.

Right-of-use assets are measured at cost, according to the following items:

  The initial measurement amount of the lease liability.
  Any lease payments made on or before the commencement date, less any lease incentives received.
  Any initial direct costs.
  Restoration costs.

Getnet’s property leases include extension options. These terms are used to maximize operational flexibility in terms of contract management.

Payments associated with short-term property leases are recognized on the straight-line basis as an expense in profit or loss. Short-term leases are leases with term of 12 months or less.

Estimates and critical accounting judgments

Incremental rate on the lessee’s borrowing

There is no identifiable implicit discount rate to be applied to Getnet’s lease contracts; therefore, Getnet’s incremental borrowing rate is used to calculate the present value of lease liabilities at initial contract recognition.

Getnet’s incremental borrowing rate is the interest rate Getnet would have to pay to borrow the funds necessary to obtain to acquire an asset similar to the leased asset, for a similar term, and with similar collateral, i.e., funds necessary to obtain to obtain an asset with similar value of the right-of-use asset, in a similar economic environment.

Obtaining this rate involves a high degree of judgment and the credit risk of Getnet, the term of the lease, the nature and quality of the collateral offered, and the economic environment in which the transaction is conducted must be taken into consideration. The rate-setting process preferably uses readily observable inputs, based on which the lessee must make the necessary adjustments to arrive at its incremental borrowing rate.

IFRS 16 allows the incremental rate to be determined for a group of contracts, since this option is associated with the validation that the grouped contracts have similar features.

Getnet has made use the aforementioned practical expedient of determining groupings for its leases within the same scoped, as it believes that the effects of its application do not differ materially from the application to individual leases.

Getnet’s criteria regarding the incremental interest rate were:

  Risk-free rate: benchmark rate of the market where the Company operates.
  Credit spread: the spread of the most recent borrowings and the same currency was used.

22

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Determining the lease term

To determine the lease term, management takes into account all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. Extension options (or periods after termination options) are included in the lease term only when there is reasonable certainty that the lease will be extended (or will not be terminated).

7.         Intangible Assets

	03/31/2022	12/31/2021
Goodwill Getnet Tecnologia	669,831	669,831
Goodwill Eyemobile	9,041	18,659
Other intangible assets	217,953	196,593
Total	896,825	885,083

a)     Goodwill

Getnet Tecnologia – Refers to the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A Ltda (“Getnet Tecnologia”). in 2014, which was subsequently legally merged with Getnet. Getnet Tecnologia was a subsidiary merchant acquisition and processing services company of Santander Brazil, which passed its merchant acquisition business to Getnet after the acquisition.

Eyemobile – As described in note 2, the amount paid for the acquisition of 60% of Eyemobile was R$ 19,415. In addition to this amount, an amount of R$ 5,500 was recorded as contingent consideration, a total consideration of R$ 24,915 as defined in IFRS 3. The acquired book value of net assets acquired from Eyemobile on the acquisition date was R$ 15,874, which generated a goodwill of R$ 9,041, as shown below:

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

CURRENT ASSETS	Transaction date 03/08/2021
Cash and cash equivalents	10,368
Accounts receivable (1)	300
Other assets	275
Total current assets	10,943

NONCURRENT ASSETS
Property and equipment	181
Intangible assets (2)	605
Total noncurrent assets	786
Total assets (1)	11,729

CURRENT LIABILITIES
Accounts payable	15
Loans and borrowings	83
Income taxes payables and other tax payables	54
Tax installment	53
Other liabilities	305
Total current liabilities	510

NONCURRENT LIABILITIES
Loans and borrowings	700
Tax installment	93
Total noncurrent liabilities	793
Total assumed liabilities (2)	1,303

Total identifiable asset, net (1 - 2)	10,426

Total assets acquired (60%)	6,255
Asset capital gain	14,574
Deferred income tax on capital gain (3)	(4,955)
Goodwill generated in the transaction	9,041
Total net compensation	24,915

Value paid in cash	9,415
Paid-in capital	10,000
Contingent consideration (4)	5,500
Total transaction	24,915

(1)	Accounts receivable – the asset acquired in the business combination at cost was R$300, the purchase price allocation report identified an added value in the client portfolio of R$1,089. The fair value of the accounts receivable at the date of acquisition was R$1,389.
(2)	Intangible – the asset acquired in the business combination at cost was R$605, the purchase price allocation report identified an added value in the data platform of R$13,485. The fair value of the intangible at the date of acquisition was R$14,090.
(3)	A deferred tax liability on the capital gains of the operation was constituted, at the rate of 34%, totaling R$4,955, with consideration for the registered Goodwill, totaling R$9,041. The deferred tax was set up on the basis that the amortization of capital gains is not deductible for tax purposes.
(4)	The amounts recorded as contingent consideration will be disbursed when the contractual conditions are met. Part of the amount refers to the payment conditional on the performance of the business and may be paid up to 18 months after the date of acquisition. The remainder of the amount will be retained for up to 4 years by the Company to compensate for any losses actually incurred.
24

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company identified the allocation of tangible and intangible assets in the acquisition of Eyemobile (business combination) measured at fair value. According to the preparation of a report issued by an independent company, the allocations are:

	Evaluation method	Life	Value
Customer portfolio	Multi-period excess earning	5.8 years	1,089
Data platform	Multi-period excess earning	10 years	13,485
Unallocated goodwill	Fair value	Undefined	9,041

The acquisition goodwill is justified by the values of the acquired assets and the expected future profitability by the synergy generated with Getnet's activity.

b)       Other intangible assets

Acquisition cost	12/31/2021	Additions	Disposals/ Transfers	03/31/2022
Software and software licenses	398,611	8,036	-	406,647
Systems in development	107,384	15,188	(7,290)	115,282
Others (1)	-	14,574	-	14,574
Provision for impairment	(4,453)	-	-	(4,453)
Total	501,542	37,798	(7,290)	532,050

Accumulated amortization	12/31/2021	Additions	Disposals/ Transfers	03/31/2022
Software and license amortization	(304,949)	(8,125)	-	(313,074)
Others	-	(1,023)	-	(1,023)
Total	(304,949)	(9,148)	-	(314,097)
Total, net	196,593	28,650	(7,290)	217,953

(1)	The amount of R$14,574 is related to the allocation of the capital gain of the data platform and customer portfolio from the acquisition of Eyemobile and there is no cash effect.

Acquisition cost	12/31/2020	Additions	Disposals/ Transfers	03/31/2021
Software and software licenses	369,239	-	3,059	372,298
Systems in development	70,311	9,416	(3,304)	76,423
Provision for impairment	(1,077)	-	-	(1,077)
Total	438,473	9,416	(245)	447,644

Accumulated amortization	12/31/2020	Additions	Disposals/ Transfers	03/31/2021
Software and license amortization	(274,497)	(7,596)	-	(282,093)
Total	(274,497)	(7,596)	-	(282,093)
Total, net	163,976	1,820	(245)	165,551

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Software and licenses

In-house developed software is represented by solutions for capturing and processing debit and credit card transactions and cellphone recharging, which are fully operational. The useful lives of the related intangible assets are five years. The use licenses have a useful life ranging from 5 to 10 years. Software and licenses are classified as intangible assets with finite useful lives, prospectively amortized on a straight-line basis, as shown in the table below:

Useful life – 2022 (in years)
Software	5
Licenses	5 to 10 years

Accounting policy

Intangible assets represent identifiable non-monetary assets (separable from other assets), without physical substance, arising from business combinations, in-house developed software, or use licenses with finite or indefinite useful lives. Only assets whose cost can be reliably estimated and which the consolidated entities consider to be probable that they will generate future economic benefits are recognized.

Intangible assets are initially recognized at purchase or production cost and are subsequently measured less any accumulated amortization and any impairment losses.

Other intangible assets are considered to have indefinite useful lives when, based on a review of all relevant factors, it is concluded that there is no foreseeable limit to the period over which an asset is expected to generate cash inflows for the Company.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each annual period, the entity reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, the change should be accounted for as a change in accounting estimate. Goodwill impairment assessment is performed annually or more frequently if events or changes in circumstances indicate possible impairment.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate property and equipment. Amortization expenses are recognized in line item ‘Depreciation and amortization’ in the Consolidated Statement of Income.

At the end of each year, Getnet assesses whether there is indication that its intangible assets might be impaired, i.e., whether the carrying amount of an asset exceeds its probable realizable value. If an impairment loss is identified, the recoverable amount is written down until it reaches the asset’s realizable value.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount, which is the higher of an asset's fair value less costs of disposal or its value in use.

Goodwill on acquisitions

When an investment in a subsidiary is acquired, any difference between the investment cost and the investor’s share of the net fair value of the investee’s identifiable assets, liabilities, and contingent liabilities (subsidiary or associate) is accounted for in accordance with IFRS 3.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Goodwill is recognized only when the amount of the consideration transferred for an investee exceeds its fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquiree that cannot be individually identified and separately recognized.

The net fair value adjustments to an investee’s identifiable assets, liabilities and contingent liabilities based on their carrying amounts are individually allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the acquisition date.

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify any impairment. Impairment reviews of goodwill are performed annually or more frequently if events or changes in circumstances indicate possible impairment. At March 31, 2022 and December 31, 2021, Getnet has not identified the need to make any adjustments for impairment.

Internally generated intangible asset

Expenditure on research activities is recognized as an expense for the period when incurred. The expenses with projects that are not activated are recognized in the line of Selling, General and Administrative expenses.

When an internally generated intangible asset can be recognized, development expenditure is capitalized in intangible asset in the balance sheet, and amortized in the line item ‘Cost of services’ for POS software and in the line item ‘Selling, General and Administrative expenses’ for other intangible assets, in the ‘Consolidated Statement of Income’.

Systems in development

Getnet capitalizes expenses that are directly related to the internal development of software for their own operations, provided that the aspects required for recognition are met. The main expenses are related to internal labor for the development of the systems used by Getnet. Research expenditure is recorded as expenses when incurred. These projects evolve through an assessment of the IT and Accounting areas in order to verify their adherence to IAS 38 and whether they should be classified as Intangible Assets or Expenses. For further details refer to note 14 – (technology and systems).

The provision for impairment of intangible assets is recognized according to the probable losses identified between the activated software and the systems in development. Getnet, through a technical team, monitors the performance of the systems taking into consideration technological and market aspects related to the continuity of the operation.

Estimates and critical accounting judgments

The goodwill recorded is subject to impairment testing at least once a year, or more frequently if there is any indication of impairment.

The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different result. The cash flow estimate is based on an appraisal prepared internally by an independent specialized firm, annually or whenever there are indications that the asset might be impaired, which is reviewed and approved by management.

Getnet uses an estimated useful life to calculate and record the amortization applied to its intangible assets.

The amortization of software and software licenses is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for Getnet.

Impairment test was performed during second half of 2021. The Company test whether goodwill suffered any impairment on an annual basis at December 31 and, when circumstances indicate that the value may be impaired. At the period ended on March 31, 2022, there was no evidence of impairment that would lead to the need to update the performed in 2021 before its regular performance.

27

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.         Property and Equipment

As at March 31, 2022 and 2021 and December 31, 2021 and 2020, property and equipment are broken down as follows:

	12/31/2021	Additions	Disposals/ Transfers(1)	03/31/2022
Point of sale terminals (POS)	1,454,702	73,206	(54,569)	1,473,339
Computers and peripherals	238,466	115	(10)	238,571
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,628	65	-	7,693
Land	2,766	-	-	2,766
Improvements in own properties	1,150	-	-	1,150
Leasehold improvements	6,167	245	-	6,412
Telecommunications equipment	724	5	-	729
Provision for impairment	(35,430)	-	1,414	(34,016)
Total	1,684,779	73,636	(53,165)	1,705,250

	12/31/2021	Additions	Disposals/ Transfers(1)	03/31/2022
Depreciation Point of Sale terminals	(907,266)	(78,888)	50,591	(935,563)
Depreciation Computers and peripherals	(133,050)	(11,651)	5	(144,696)
Depreciation of own properties	(2,295)	(86)	-	(2,381)
Depreciation of furniture and fixtures	(3,387)	(173)	-	(3,560)
Depreciation of improvements in own properties	(670)	(26)	-	(696)
Depreciation of leasehold improvements	(5,797)	(20)	-	(5,817)
Depreciation of telecommunications equipment	(716)	-	-	(716)
Total	(1,053,181)	(90,844)	50,596	(1,093,429)
Total, net	631,598	(17,208)	(2,569)	611,821

(1) Include transfers from Property and Equipment to Inventory.

	12/31/2020	Additions	Disposals/ Transfers(1)	03/31/2021
Point of sale terminals (POS)	1,416,636	93,698	(21,289)	1,489,045
Computers and peripherals	201,358	143	(555)	200,946
Own properties	8,606	-	-	8,606
Furniture and fixtures	7,513	105	(263)	7,355
Land	2,766	-	-	2,766
Improvements in own properties	1,088	-	-	1,088
Leasehold improvements	6,203	-	-	6,203
Telecommunications equipment	1,862	-	(65)	1,797
Provision for impairment	(29,685)	(1,949)	-	(31,634)
Total	1,616,347	91,997	(22,172)	1,686,172

	12/31/2020	Additions	Disposals/ Transfers(1)	03/31/2021
Depreciation Point of Sale terminals	(900,901)	(67,735)	13,813	(954,823)
Depreciation Computers and peripherals	(89,704)	(10,405)	535	(99,574)
Depreciation of own properties	(1,950)	(86)	-	(2,036)
Depreciation of furniture and fixtures	(2,890)	(173)	222	(2,841)
Depreciation of improvements in own properties	(565)	(26)	-	(591)
Depreciation of leasehold improvements	(5,715)	(20)	-	(5,735)
Depreciation of telecommunications equipment	(761)	(5)	62	(704)
Total	(1,002,486)	(78,450)	14,632	(1,066,304)
Total, net	613,861	13,547	(7,540)	619,868

(1) Include transfers from Property and Equipment to Inventory.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The useful life adopted for each class of property, plant and equipment is shown below:

	Average useful life	Annual depreciation rate
Point of Sale (POS) terminals	3 years	33%
Computers and peripherals	5 years	20%
Own properties	25 years	4%
Furniture and fixtures	10 years	10%
Improvements in own properties	10 years	10%
Leasehold improvements	4 years	25%
Telecommunications equipment	5 years	20%

Accounting policy

Property and equipment items are measured are the historical purchase or construction cost, less accumulated depreciation. When applicable, impairment losses are recognized directly in profit or loss for the period.

Costs include expenditure directly attributable to the purchase of an asset. The costs of internally generated assets include the costs of materials and direct labor, any other costs to bring the asset to the required location and conditions necessary to operate as expected by management. The replacement cost of a property and equipment item is recognized in its carrying value when it is probable that the economic benefits associated with such item will flow to the Company and its cost can be reliably measured. The costs of day-to-day maintenance of property and equipment are recognized in the Statement of Income as incurred, such as: removal of equipment from the point of sale, repair, reinstallation, freight, and other costs.

An item of property and equipment is written off when sold or when no future economic benefits are expected from its use or sale. Any gain or loss arising on the write-off of an asset (determined as the difference between sales proceeds and the carrying amount of the asset) is recognized in the income statement for the period in which the asset is written off.

Getnet’s main property and equipment are point-of-sale (“POS”) terminals, valued for a useful life of three years. This useful life was defined taking into consideration the maintenance performed during the use of the equipment, the lack of spare parts, the technological changes occurred and in progress, and the economic environment in which they operate, considering the planning and other idiosyncrasies of Getnet’s business and the increase in production (data capture and processing transactions by the merchants).

The costs incurred internally and with third parties directly attributable to the installation of the POSs are allocated as property and equipment.

Depreciation is calculated on the purchase cost of the asset, plus all costs incurred to bring the asset to the operating conditions expected by management, less its residual value, if any. To calculate depreciation, the Company’s estimates the useful life of each class of tangible assets. This estimate most appropriately reflects the pattern of consumption of the future economic benefits embodied in that class of assets. Depreciation expenses are recognized in the Statement of Income on a straight-line basis. Company doesn’t identify changes in the useful life of your assets comparing to last period.

29

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.         Provision for tax, civil and labor risks

Getnet is a party to tax, civil and labor proceedings. These proceedings are in progress and are being discussed at the administrative and judicial levels. The provisions were recognized based on the nature, complexity, and outcome history for similar proceedings, as well as on the loss assessment for Getnet’s proceedings, based on the opinions of the Company’s in-house and outside legal counsel. Getnet’s policy is to fully provide for the amount at risk in proceedings assessed as probable losses.

Labor lawsuits are related to claims mainly by former employees of the Company. Civil lawsuits refer to claims for damages from suppliers, damages caused to third parties and litigation in contractual matters.

a)       Probable losses

	03/31/2022	12/31/2021
Civil	3,464	2,895
Labor	14,571	12,118
Total	18,035	15,013

Getnet is party to lawsuits discussed at the administrative level which analyzing its nature, do not qualify has a probable loss risk. The main lawsuits that qualify as contingency with possible losses are listed below:

b)       Possible losses

	03/31/2022	12/31/2021
Civil	56,078	52,137
Labor	26,457	26,382
Tax	906,227	812,700
Total	988,762	891,219

Tax - Tax on services

The Company is party to three lawsuits related to the collection of taxes on services, of which it was cited in 2016. The tax assessments issued by the Finance Department of the City of São Paulo, refer to the alleged existence of revenues from the provision of services, correlated to technical support services, such as installation, configuration and maintenance of computer programs, and currently amount to R$ 77,527 (R$ 74,735 on December 31, 2021). For all tax assessments received related to this subject, the Company believes that the likelihood of loss is possible.

Tax – Income taxes and social contributions

Federal Tax Office of Brazil issued infraction notices against Getnet and Santander Brazil related to income taxes and social contribution, including late payment charges, related to the tax deduction for the amortization of goodwill paid on the acquisition of Getnet Tecnologia referring to period from 2014 to 2018. In the Federal Tax Office of Brazil’s perspective, the Company would not have complied with the legal requirements for amortization. Getnet and Santander Brazil presented their respective defenses and are awaiting judgment at the administrative level. The amount of the potential loss was approximately R$ 828,7 million, not booked as a provision as of March 31, 2022 (R$ 812,7 million on December 31, 2021).

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)       Judicial deposits

	03/31/2022	12/31/2021
Civil	2,326	1,389
Labor	19,741	17,788
Tax	1,043	1,017
Total	23,110	20,194

(1)      Judicial deposits recognized in the balance sheet line "Other assets".

d)       Provision movement

	03/31/2022		03/31/2021
	Civil	Labor	Civil	Labor
Opening balance	2,896	12,117	1,872	9,553
Additions	659	2,453	1,259	385
Reversals/payments	(90)	-	(269)	-
Closing balance	3,465	14,570	2,862	9,938

Accounting policy

Provisions for risks (labor, civil, and tax) are recognized when: (a) there is a present obligation as a result of a past event; (b) it is probable that an outflow of funds will be required to settle the obligation; and (c) the amount has been reliably estimated. In case of a series of similar obligations, the likelihood that an outflow will be required to settle them is determined taking into consideration the class of obligations as a whole.

A provision for tax, civil and labor risks is recognized in the consolidated financial statements when the risk of loss in an administrative or judicial proceeding is considered probable, with a probable disbursement of funds to settle the obligations, and whenever the amounts involved can be reliably measured. The definition of the probability of loss is an estimate based on the opinion of legal advisors and management, the nature of the proceedings, similarity with previous cases, and the complexity of the courts.

Contingent assets are not recognized in consolidated financial statements since they refer to results that might never be realized. However, when the realization of the gain is virtually certain, then the related asset is no longer a contingent asset and its recognition becomes appropriate. Contingent assets with a probable favorable outcome are only disclosed in the notes to the consolidated financial statements. At March 31, 2022 and December 31, 2021, Getnet had no contingent assets.

Contingent liabilities assessed as possible losses are not recognized in consolidated financial statements and are instead only disclosed in explanatory notes. Contingent liabilities assessed as remote losses are neither recognized nor disclosed.

Estimates and critical accounting judgments

The risk of loss classification is an estimate that requires material judgment in accounting for and disclosing provisions for judicial and administrative proceedings, as well as the estimate of amounts, the complexity of the proceedings, and the history of the lawsuits and similar proceedings.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.      Income Tax and social contribution and Other Taxes

10.1 Reconciliation of the income tax and social contribution expense:

	03/31/2022	03/31/2021
Net income before taxes	158,311	81,896
Statutory rate	34%	34%
Expected income tax and social contribution, calculated with statutory rate	(53,826)	(27,845)
Permanent additions
Non-deductible expenses	(556)	(316)
Non-deductible management’ benefits	(3,545)	(4,474)
Other	-	(5,456)
Permanent exclusions
Tax incentive - Hunger Prevention Program	567	366
Additions (reversal) of income taxes and social contribution temporary differences
Additions (reversal) of income taxes and social contribution temporary differences	(8,618)	12,096
Income tax in profit or loss for the period	(65,978)	(25,629)
Effective tax rate	42%	31%

Current	(33,726)	(19,220)
Deferred	(32,252)	(6,409)

 Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30 % of taxable profit for the period.

10.2 Deferred income tax assets and liabilities

Breakdown of deferred tax assets	03/31/2022	12/31/2021
Provision for contingencies	6,133	5,105
Provision for personal bonuses	12,310	21,849
Provision for other expenses (1)	47,277	46,029
IFRS 16 adjustments	934	7,969
Provisions for losses	4,098	2,329
Tax credit – Contribution of tax basis	318,827	338,753
Total	389,579	422,034

(1) Refers substantially to accruals related to accounts payable and transfers costs to debit and credit cards brands.

(2) Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

Estimate of tax credit realization	03/31/2022
Consolidated
2022	116,329
2023	94,842
2024	84,565
2025	75,087
2026 to 2030	18,756
Total	389,579

Breakdown of deferred tax liabilities	03/31/2022	12/31/2021
Other temporary differences	8,098	3,345
Total	8,098	3,345

32

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.3              Income taxes payables and other tax payables

	03/31/2022	12/31/2021
Taxes on revenue (PIS and COFINS)	14,980	17,547
Income taxes	9,245	6,534
Withholding income tax (IRRF)	1,873	1,724
Tax on services (ISS)	5,318	4,902
Other taxes	223	269
Total	31,639	30,976

Accounting policy

The provisions for current taxes are recognized at a 15% rate plus 10% surtax for income tax and a 9% rate for social contribution on profit adjusted according to the prevailing tax law.

Deferred income tax and social contribution are entirely recognized on temporary differences between assets and liabilities recognized for tax purposes and the carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax and social contribution are determined based on the tax rates and tax law in effect at the date the consolidated financial statements are prepared and applicable when the related income tax and social contribution are realized. The recovery of the balance of deferred tax assets is reviewed on a quarterly basis and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in equity.

Taxes on revenue is related to PIS and COFINS that are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority.

Taxes on services is related to ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue (Note 13 a)) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

Estimates and critical accounting judgments

The amounts of provisions for deferred taxes arise from temporary differences caused mainly by temporarily non-deductible provisions and are classified in current and non-current assets and current and non-current liabilities, as applicable. Deferred taxes are recognized to reflect the future tax effects attributable to temporary differences between the tax base of assets and liabilities and their corresponding carrying amounts.

33

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.      Related Parties

The main balances with the related party are shown below:

	Assets (liabilities) March 31, 2022	Assets (liabilities) December 31, 2021
Assets	7,042,923	8,464,812
Cash and cash equivalents	57,327	372,151
Financial investments	442,208	839,427
Accounts receivable	120,294	173,279
Onlending of accounts receivable	6,423,094	7,079,955
Liabilities	(21,482,784)	(22,308,966)
Accounts payable	(19,819,410)	(18,858,043)
Loans and borrowings	(1,663,374)	(3,450,923)
Total	(14,439,861)	(13,844,154)

	Revenue (expenses) March 31, 2022	Revenue (expenses) March 31, 2021
Finance income, net	13,331	(1,361)
Revenue from services	332,512	162,039
Selling, General and Administrative expenses	(5,258)	(969)
Total	340,585	159,709

(1)	This line includes the amounts recognized as revenue from contractual remuneration arising from the contract signed with Santander Brazil in the first semester of 2021. See note 13.

Banco Santander (Brasil) S.A. - Related Party - On April 16, 2021, Santander Brazil and Getnet established a commercial partnership with each other, within the national territory, for the purpose of offering certain financial and payment services and solutions to their respective customers ("Partnership"). Among the services object of the Partnership, we highlight the anticipation of receivables for the benefit of commercial establishments, whose operations may be conducted and made feasible by Santander Brazil and/or Getnet, subject to the terms of the Partnership. Also within the scope of the Partnership, Santander Brazil will promote the distribution of certain services and products offered by Getnet to its customer base, in addition to providing funding to the credit operations to be conducted by Getnet and/or its subsidiaries. Getnet, in return, will take care of the origination of credit operations and leads for Santander Brazil, through the capture and indication of potential customers who have an interest in contracting credit operations and/or certain services offered by Santander Brazil.

Compensation of key management personnel

The Annual Shareholders’ Meeting held on April 29, 2022, approved an overall annual compensation of Getnet’s management (Executive Director’s and Executive Committee members) totaling up to R$42,780. The total expense paid to the key management personnel through March 31, 2022 was R$5,394 (March 31, 2021: R$4,980).

	03/31/2022	03/31/2021
Fixed compensation	2,618	2,279
Variable compensation	1,666	810
Total short-term benefits	4,284	3,089
Variable compensation – Units	1,110	1,351
Variable compensation – Cash	-	540
Total long-term benefits	1,110	1,891
Total	5,394	4,980

At the same time, the new variable remuneration plan was approved, with a long-term payment projection divided into 50% through units issued by Getnet (GETT11) and 50% in cash. The new program establishes indicators and achievement ratings as annual triggers for future payments. On March 31, 2022, the Company recognized in its result for the period the estimated amount corresponding to the current period with payment expected as of 2024.

34

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Until 2021, the Company had a variable compensation plan paid in units issued by Santander Brasil (SANB11) and in cash, as a bonus withheld under the executive retention program.  The amount of the retained bonus was fixed in Brazilian Reais, where 50% was paid in cash and 50% in units purchased at market value and delivered to the executive's broker account. The amount equivalent to 60% of the bonus was paid in cash after the end of the fiscal year of the acquisition and the remainder (40%) paid in three annual installments.

The amount of expenses recognized in the profit or loss statement in March 31, 2022 and March 31, 2021 is R$2,776 and R$2,701, respectively.

Additionally, the same executives may be contemplated in global Long-Term Incentive programs established for the Controllers.

Accounting policy

The amount earned by the key executives during the period are reported in Selling, General and Administrative expenses in the Consolidated Statement of Income.

The provision regarding the retained bonus is recorded at cost, as the amount in cash and in Units is a fixed amount in Brazilians reais. The number of units will be based on the market value of the Getnet units at the date it is transferred to the key executives.

The amount regarding the retained bonuses is recorded in Other liabilities in the Balance Sheet. In case the key executive resigns prior the bonus schedule agreed, the equivalent amount is not paid, and equivalent provision is recorded as a credit in specific Selling, General and Administrative expenses. After the provision for the period is recorded in Other liabilities, no change in the provision related to individual or Company performance.

12.      Share Capital and Reserves

(a)     Share capital

On February 24, 2021, the shareholder on that date, Santander Brazil, approved: a stock split at a ratio of one to 26.83421551 as a result of which our capital stock was represented by 1,866,722,202 common shares, with no par value, and a conversion of 916,003,725 common shares into an equal number of preferred shares.

The preferred shares created as a result of the split will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

Capital at March 31, 2022 and December 31, 2021 is R$1,422,496, represented by 950,718,477 registered common shares and 916,003,725 preferred shares and 1,866,722,202 common shares, respectively.

The Company is authorized to increase the capital stock, by resolution of the Board of Directors, independent of statutory reform, up to the total limit of 5 billion common or preferred shares.

(b)    Retained earnings and other reserves

Legal reserve

The legal reserve is recognized annually with the allocation of 5% of net income for the year, without exceeding 20% of capital. The purpose of the legal reserve is to ensure the integrity of capital and can only be utilized to offset losses or increase the Company’s capital.

35

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Statutory reserve

The statutory reserve consists of the balance of the remaining net income for the year, as proposed by the Executive of Director’s and approved by the Shareholders’ Meeting. The statutory reserve consists of: (i) fifty percent (50%) profit retention reserve strengthening for the purpose of guaranteeing financial means for Getnet’s operation; and (ii) fifty percent (50%) reserve for dividend equalization for the purpose of guaranteeing adequate funds to continue the semiannual distribution of dividends.

Capital reserve

The capital reserve was recognized for capital reserves can only be used to offset losses that exceed the retained earnings and other reserves; redeem, reimburse, or buyback of shares; added to the share capital; and other transactions allowed by the Brazilian Corporate Law. In the first quarter of 2021, tax credit of R$398,533 was recognized due to the contribution of tax basis from Santander Brazil. Refer to footnote 1 for details.

(c)     Dividends and Interest on capital

Getnet defined in the bylaws the minimum 25% of the net income, in compliance with the provisions of the Brazilian Corporate Law 6,404/76. Regarding the result for the period March 31, 2022 and March 31, 2021 no amounts were recorded for dividend distribution.

On March 05, 2022 the Company paid the amount of R$298,000 related to the distribution of dividends and interest on equity for the year ended December 31, 2021.

Accounting policy

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements at the year end, pursuant to its bylaws. Any amount in excess of the mandatory minimum dividends is accrued on the date such dividends are approved by the Executive Director’s Meeting.

Pursuant to the Company’s bylaws, shareholders are entitled to annual minimum dividends equivalent to 25% of net income for the year, adjusted as provided for by the Brazilian Corporate Law.

At the end of the reporting period, the Company recognizes a liability for the payment dividends when this distribution becomes a present obligation, corresponding to the portion of unanticipated mandatory minimum dividends and/or additional dividends, the distribution of which has been duly approved by the relevant reporting date.

36

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

13.   Revenue from services and Costs of Services

a) Revenue from services

	03/31/2022	03/31/2021
Merchant acquisition and contractual remuneration (1) and (2)	520,970	282,558
Prepayment revenue	156,975	162,039
Processing services revenue and capture	56,517	39,169
POS sales (1)	2,556	15,550
Recharges sales	2,244	2,609
Other	7,078	13,752
Taxes on services	(55,594)	(38,503)
Subtotal	690,746	477,174
POS rental (1)	138,174	135,089
Taxes on services	(12,781)	(12,496)
Subtotal	125,393	122,593
Net revenue	816,139	599,767

Point in time, net of tax	690,746	477,174
Over time, net of tax	125,393	122,593
Net revenue	816,139	599,767
(1)	This item contains discounts related to POS sales incentive, unconditional discounts and other discounts granted.
(2)	The amount recognized in this line as revenue from contractual remuneration arises from the contract signed between Santander Brazil and Getnet in the first semester of 2021.

b) Costs of services

	03/31/2022	03/31/2021
Fees and commissions	(287,149)	(195,506)
Cost of POS sales and other fees	(2,842)	(36,588)
Depreciation / amortization	(78,888)	(65,150)
Personnel, technology, system and other	(141,789)	(109,442)
Total	(510,668)	(406,686)

Accounting policy

All revenues earned by the Company follow the revenue recognition concepts, according to the steps described below:

- Step 1: identify the contracts with a customer.

- Step 2: identify all the individual performance obligations within the contract.

- Step 3: determine the transaction price.

- Step 4: allocate the price to the performance obligations.

- Step 5: recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Getnet expects to be entitled in exchange for those goods or services in the ordinary course of Getnet.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Getnet as a lessor operates in leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset. POS rental revenues arising is accounted for on a straight-line basis over the lease terms and is included in Revenue from services in the Consolidated Statement of Income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. POS rental revenue is recognized in the period in which they are earned. Getnet has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties. The leased assets are included in ‘Property and equipment’ in the Consolidated Statement of Income and are depreciated over their expected useful lives. Revenues from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in ‘Revenue from services’ in the line item ‘POS rental’ in the ‘Consolidated Statement of Income’.

Getnet revenue from contract with customers and the respective performance obligations and judgments substantially comprises:

  Merchant acquisition, processing services revenue and capture revenue are recognized at the time the purchase is approved by the financial institution. The performance obligation is satisfied once the electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit and debit cards are approved by the financial institution. Getnet has multiple arrangements with different clients in which consideration is variable upon the volume of transactions processed in a given period of time depending on the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. Getnet allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

  Revenue from the rental of the POS to commercial establishments, which are recognized when the service contract obligation is fulfilled. The performance obligation is satisfied over the time of the contract considering the equipment availability upon delivery of the POS to clients. Getnet accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over time of the contract, net of tax, beginning when the client obtains control of the equipment lease. Getnet does not manufacture the equipment but purchases from third-party vendors.
  Resale recharge revenues, which are recognized when the respective credit is transferred to the customer. The performance obligation is satisfied when the digital phone recharge credit is transferred to the clients of commercial establishments. These recharges are sold through POS and the Company acts as an agent of telecommunication operators for the Commercialization of Telephony Recharge Digital Credits since these credits are acquired from telecommunication operators for a fixed price and subsequently sold to the clients through the acquisition cost plus a margin. Since the telecommunication operators has primary responsibility for fulfilling the services to the customer, Getnet account this transaction as an agent. The revenue is recognized at a point in time.

  Prepayment revenue are recognized at the time of transfer of the respective prepayments by Santander Brazil. The performance obligation is satisfied when commercial establishments receive the anticipation of its accounts receivables (Getnet’s account payable) from Santander Brazil to the merchant (commercial establishments).

The transaction price is based on the terms and conditions in which Santander Brazil calculates the profit from prepayment of receivables transactions. In this context, the profit is reduced by the expenses incurred by Santander Brazil in order to provide prepayment of receivables to merchants, including: i) acquiring expenses, which are the costs incurred by Santander Brazil in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet and ii) prepayment expenses.

Prepayment expenses include the following components:

(a) the costs incurred by Santander Brazil to fund prepayment;

(b) the expenses incurred by Santander Brazil with technology systems to support the prepayment;

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c) taxes incurred in connection with the prepayment;

(d) costs incurred by Santander Brazil to transfer funds to commercial establishment’s bank account in connection with the prepayment of receivables to Getnet; and

(e) Santander Brazil operating losses in the provision of prepayment of receivables services to Getnet merchants.

  The Partnership Agreement provides that Santander Brazil will reimburse us the amount of discounts which we provide to attract and/or retain customers which are deemed to be of strategic importance to us and Santander Brazil.

  Other revenue from services rendered is recognized to the extent that Getnet satisfies the performance obligations, at a point in time, fulfilling the provision of services.

14.     Expenses by Nature

a)     Selling, General and Administrative expenses

	03/31/2022	03/31/2021
Personnel expenses and social charges (1)	(62,073)	(39,601)
Technical support	(34,357)	(12,346)
Depreciation and amortization	(23,284)	(19,481)
Provisions net of reversal	(5,636)	(2,420)
Advertising	(5,157)	(6,721)
Technology and systems	(3,378)	(1,190)
Facilities and materials	(522)	(604)
Communications	(420)	(286)
Taxes except income tax	(192)	(262)
Surveillance and cash transport services	(135)	(106)
Other administrative expenses	(7,068)	(3,460)
Total	(142,222)	(86,477)

(1)	Getnet offers its employees a compensation plan with profit sharing. The compensation amount is defined by the metrics formalized in the plan, which is approved by Management. On March 31, 2022, Getnet recognized in the result of its financial statements the amount of R$ 20,870 (R$ 6,046 on March 31, 2021).

b)      Other expenses, net

Other expenses net includes chargeback and refund expenses when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers.

In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder.

In the three months ended March 31, 2022 and 2021, Getnet recorded losses as a result of chargebacks net of refunds in the amount of R$7,434 and R$10,121, respectively.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

 15.     Finance Income, net

	03/31/2022	03/31/2021
Finance income:
Income from short-term investments	22,231	6,228
Other (1)	81,044	1,358
Total	103,275	7,586
Finance costs:
Interest and charges on borrowings	(73,185)	(8,541)
Other finance costs	(3,300)	(21)
Interest expenses incurred on lease liabilities	(662)	(932)
Total	(77,147)	(9,494)
Foreign exchange losses, net	(12,621)	(1,601)
Total	13,507	(3,509)

(2)	The increase in the line of "Other" occurred due to the beginning of the prepayment transactions of amounts payable to commercial establishments, carried out by Getnet, which intensified as of the second half of 2021 due to the operation carried out by Getnet between SCD.

16.   Earnings per Share

Accounting policy

Basic earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period.

Diluted earnings per share

The Company calculates the value of the basic result per share for the earning or loss attributable to the holders of common and preferred shares of the company and, if presented, the earning or loss resulting from continued operations attributable to the holders of these respective shares by dividing the earning or loss attributable to the holders of common and preferred shares by the weighted average number of common and preferred shares held by shareholders during the period that would be issued if all potential dilutive shares had been converted.

At March 31, 2022 and March 31, 2021, there is no difference between basic and diluted earnings per share as there were no potential dilutive rights on these shares. The Statement of Income includes a breakdown of earnings per share.

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Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Notes to the Unaudited Consolidated Financial Statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

As mentioned in note 12.a, the preferred shares will have dividends calculated with a value 10% higher than the dividends distributed to the holders of the common shares.

	March 31, 2022	March 31, 2021
Net income for the period attributable to common shareholders (1)	45,138	44,677
Weighted average number of common shares (in thousands of shares)	950,718	1,510,499
Basic and diluted earnings per share for profit attributable to common shareholders (in R$)	0.05	0.03
Net income for the period attributable to preferred shareholders (1)	47,838	11,589
Weighted average number of preferred shares (in thousands of shares)	916,004	356,224
Basic and diluted earnings per share for profit attributable to preferred shareholders (in R$)	0.05	0.03

(1)	Net income attributable to common and preferred shareholders is based on the allocation of total net income based on the respective weighted average number of shares adjusted to reflect a 10% higher allocation of profit per share for preferred shareholders compared to common shareholders in line with the 10% higher preference in dividend distribution.

17.   Items not affecting cash

In preparing the Company's statements of cash flows, the net cash generated by financing and investing activities include only those transactions that altered the Company’s cash. The table below shows all the other movements in the balances of investing and financing activities which did not involve the use of cash and/or cash equivalents:

	March 31, 2022	March 31, 2021
Additions and contractual changes (IFRS 16)	1,452	(1,698)
Tax credit – spin-off	-	398,533
Asset Capital gain	14,574	-
Deferred taxes on asset capital gain	4,955	-

(1)      Refers tax credit related the spin-off. See note 1 “The spin-off of Getnet from Banco Santander (Brasil) S.A.” for further details.

18.  Subsequent events

On April 1, 2022, Getnet made the capital contribution of 20 million in GNxt Serviços de Atendimento Ltda. (“GNxt”), based in Campo Bom (RS), which will be focused on call center and telemarketing services, including, credit recovery, customer retention, clarification of doubts, complaints solution, provision of information and support to active and receptive tele-service,  intermediation of the sale of products and services to the company's customers by telephone, e-mail and other means of communication. GNxt will support the entire operation of Getnet as an intermediation of the sale of products and services to customers through telephone, e-mail and other means of communication, as well as in the management and execution of back office. This company will enter into operation throughout the third quarter of 2022.

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v

a

EARNINGS RELEASE 1Q22 Getnet May 04. 2022

MANAGEMENT LETTER 04 COMMERCIAL STRENGTH 07 INDEPENDENT CHANNEL 08 SANTANDER CHANNEL 09 E-COMMERCE 10 ESG 11 MANAGERIAL INCOME STATEMENT 13 OPERATIONAL RESULTS 14 NET REVENUE 15 COSTS 17 SG&A 18 FINANCIAL RESULTS AND TAXES 19 NET INCOME 20 EBITDA 21 CORPORATE STRUCTURE 22 ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION 23 CASH FLOW 26

São Paulo, May 04, 2022. Getnet Adquirência e Serviços para Meios de Pagamento S.A. (B3: GETT3, GETT4 and GETT11; and NASDAQ: GET) announces its consolidated results for the first quarter of 2022 ("1Q22"). Our operating and financial data are presented on a consolidated basis. pursuant to the Brazilian Corporation Law ("Law No. 6.404/1976"), as well as accounting practices set forth by Brazil's Accounting Pronouncements Committee ("CPC") and International Financial Reporting Standards ("IFRS").

MANAGEMENT LETTER To all our employees, suppliers, customers and shareholders. The first quarter of 2022 posed a still challenging environment. Since the beginning of the year, when Russian troops amassed near the border with Ukraine, which subsequently evolved into a conflict, world markets have been unstable. The conflict on the European continent prompted governments around the world to impose sanctions on Russia, generating repercussions throughout the global economy. The country was removed from SWIFT (Society for Worldwide Interbank Financial Telecommunication), making it significantly more complex for financial institutions to transact funds in that nation, thereby hindering Russian business activities. The impacts of the conflict are already starting to be felt in Brazil. Fuel prices increased by around 19% in March, while the price of wheat jumped by 62% since the crisis began, not to mention the country's reliance on fertilizer imports, primarily from Russia and Belarus. These factors contributed directly to the 3.2% inflation rate in the first quarter of 2022, influencing the Brazilian Central Bank's behavior in managing the benchmark interest rate (Selic), which rose by 2.5 p.p. between December 2021 and March 2022, ending the quarter at 11.75% p.a. It should be noted that market consensus is that the Selic rate will remain on an upward trend until the end of the year. Additionally, the country's unemployment rate closed March at 11.1%, still reaching 12 million Brazilians.

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On the other hand, the persistent rise in inflation and recurring Selic rate hikes aimed at mitigating its impact tend to restrain the country's economic activity, directly affecting job creation and household income. Faced with this challenging backdrop, Getnet has worked to deliver consistent results, effectively responding to successive Selic rate increases through new pricing strategies and by expanding the core business lines to diversify our revenue pool. On April 1st, we initiated another chapter in Getnet's history, when our new CEO, Cassio Schmitt, began his term of office following a professional integration process with the Company. Getnet's challenges, plans, and projects were addressed during this period. With this, we will continue to build on the Company's successful growth story. Accordingly, we are concentrating our efforts on consolidating the Company's positioning and solidifying our distribution channels. The high level of competition in the acquiring industry evidences a new age for businesses operating in the sector, one that requires them to devote increasing attention and care to connect with their customers. In this regard, we are enhancing our entire customer experience journey, which includes modifications to the registration process, sales platform evolution, and even interface simplification along with the introduction of new device models.

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With the goal of making our customers' daily lives easier, more agile, and simpler, not only are we boosting our Call Center productivity, but we are also improving the experience through selfservice via the Getnet APP. We are evolving with self-service to provide customers with more ease and convenience, and each quarter we implement novel solutions and services that strive to continually enhance the Getnet experience. These actions have led to a decrease in the average support time for several services, which dropped from six minutes via the Call Center to fifteen seconds on the APP. In parallel, with the aim of increasing the loyalty of our customer base and thus profitability, we will continue to foster e-commerce growth, as well as new opportunities through the credit offering, which is scheduled to launch in the second half of this year, alongside the expansion of Auttar's distribution, which provides multichannel solutions that streamline the integration of business automation and payment services. Moreover, it is important to remember that we place a high value on the topic of innovation and recognize how transformational it can be for the business, which is why we are constantly on the hunt for new advancements for our customers. Finally, in the commercial distribution channels, we continue to fine-tune what we already have as a differentiator through Santander Brasil's commercial channel, where there is a great opportunity to penetrate some specific audiences that have not yet been fully explored, through bank branches, digital channels, Santander SX (the Call Center) and Prospera, with one of the most powerful sales forces focused on microfinance in Brazil, we can start approaching new customers and expanding the addressable market with Independent Channel, embracing new market opportunities through digital, B2B2B partnerships, partnerships with banks, our proprietary call center and growth of the 6 external sales force.

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COMMERCIAL STRENGTH

INDEPENDENT CHANNEL

To accomplish our growth strategy, the Independent Channel has been scaling through partnerships with banks, companies, and businesses that have sales force teams for niches deemed strategic.

Regarding our **partnerships with banks,** we continued to show performance growth, both in terms of results and **customer** base within the scope of our first partnerships with banks Pine and Original. The partnerships with Sofisa and BTG are currently in the implementation phase. We expect them to be fully operational in the second quarter and their growth prospects already seem very promising.

This quarter, we increased our **external sales force** by 8%, reaching 443 commercial sites and focusing on attracting both the long-tail audience, as well as small and medium-sized enterprises.


EXTERNAL SALES FORCE
136
183
268
409
443
1Q21
2Q21
3Q21
4Q21
1Q22

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INDEPENDENT CHANNEL In addition, we have a Call Center that provides a specialized service to prospect and support customers that complements selfservice through Digital channels, Getnet’s website and APP. Finally, we have partnerships with other companies across industries (B2B2B), payment facilitators and software house. Reflecting the increased loyalty of customers acquired via the Independent Channel, revenue per customer in this segment climbed by 53% from 1Q21, in line with the Company's objective of building a profitable customer base. In comparison to 4Q21, there was a 13% decline, attributed to seasonal factors such as GetWeek (Black Friday) and Christmas, which benefited the last quarter of 2021. NET REVENUE PER CLIENT¹ Base 100 53% 100 109 146 175 153 1Q21 2Q21 3Q21 4Q21 1Q22 EXT. SALES FORCE 3.3x BANKS DIGITAL B2B2B Call Center ¹ Active client base under the 90-day criterion.

SANTANDER CHANNEL DIGITAL For this year, we understand that strengthening our commercial ties with one of our key partners, Santander Brasil, would result in a potential increase in Getnet's ability to grow its customer base through the penetration of the bank's distribution channels, which extend beyond its branches. One of the channels we are seeking to accelerate is Prospera, a Santander Brasil platform that enables formal and informal microentrepreneurs to access microcredit through business and income generation. The partnership between Getnet and Prospera brings together two critical forces to fuel growth in retail activity: access to credit from Santander and Getnet's solutions, which add value to the banking-inclusion offering, particularly in the more remote areas of Brazil's northern and northeastern regions. Along with base growth, we are also reinforcing profitability growth. To this end, we continued to introduce combo packages at various layers of the pyramid, adjusting prices to build sustainable relationships with our customers. DIGITAL Products and services on Internet Banking and on the Santander Brasil APP EXTERNAL SALESFORCE Third-party team hired by Santander Brasil to open accounts and register new customers Still unexplored: potential for new customers Business ecosystem for micro and small merchants SANTANDER SX Customer support + business origination +6K Workforce Network with customized service BRANCHES

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E-COMMERCE In March of this year, Getnet once again distinguished itself when it earned the Elo brand's award for Best Authorization Rate among Acquirers – Card-Not-Present in Credit transactions in the Quality and Efficiency category. Thanks to our comprehensive ecosystem of solutions and services designed to boost the agility and security of online sales, we were recognized for having the highest approval rating in e-commerce. Allied to that are our robust anti-fraud practices, putting us on another level when it comes to ecommerce. These partner accolades underscore the Company's focus on serving its customers in an efficient and innovative manner, on the back of investments to develop one of the top ecommerce platforms on the market. TPV +24% YoY -2% QoQ in line with seasonal fluctuations in the Company's TPV 1Q22 E-COMMERCE HIGHLIGHTS Active Base¹ +82% YoY +18% QoQ especially in the long-tail base owing to GetPay (payment link) VAS² Revenue +141% YoY +15% QoQ particularly in our split payment solution ¹ Active client base under the 90-day criterion; ² Value Added Services. TPV (R$ billion) 22 24 23 27 27 1Q21 2Q21 3Q21 4Q21 1Q22

ENVIRONMENTAL SOCIAL GOVERNANCE In our journey to bolster sustainability as a strategic and cultural tenet of the Company, Getnet became a signatory to the United Nations Global Compact, combining this endeavor with other initiatives currently underway inside the organization. The move to incorporate the Sustainable Development Goals (SDGs) into the definition of the Company's materiality assessment and priorities is related to previous actions toward an operational transition focused on carbon-reduction, with circular economy repercussions within the logistics chain, resulting in a lower environmental impact, increased spending efficiency, and resource optimization. In January, Getnet joined the B3 GPTW Index, which aims to capture positive results generated by companies that invest in their work environment and engage in a continuous process of cultural transformation, favoring human interactions and employee development. Since the outbreak of the pandemic and now with the ongoing conflict between Russia and Ukraine, the market has been experiencing a global crisis due to a shortage of inputs, Getnet, in collaboration with Paytec, its main logistics partner, has refined and expanded its laboratory and equipment recycling activities, adding 30 new technical positions to oversee the process by which devices undergo a rigorous quality assessment from a technical and technological standpoint before being reintegrated into the chain of available devices, without jeopardizing inventory availability for customers. THE GLOBAL COMPACT OBJETIVOS DE DESENVOLVIMNTO SUSTENTAVEL IGPTWB3

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During the first quarter, the initiative prevented the disposal of 6 tons of electronic equipment and batteries that would have otherwise been submitted to a formal disposal process, resulting in 235,000 devices returning to the chain for reuse. Our financial inclusion actions in partnership with Prospera continued to grow and evolve, particularly in Brazil's north and northeast regions by offering microcredit and payment solutions, registering a 200% jump in merchants acquired and a 13% rise in active customers, both compared to the first quarter of 2021. The Company remains committed to strengthening an organizational culture centered on enduring results, advancing ESG, and diversity throughout the employee life cycle, as well as being one of the best companies to work for. 17% OF EMPLOYEES WHO SELF-IDENTIFY AS BLACK Getnet published its first sustainability report in 2021, in accordance with GRI (Global Reporting Initiative) recommendations for the “Essencial" reporting option. Click here to view it. 31% OF WOMEN IN LEADERSHIP ROLES ¹ Manager to Vice President

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1Q22 OVERVIEW MANAGERIAL INCOME STATEMENT (BRL million) 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Revenues 616 507 22% 599 3% Costs of Service (271) (253) 7% (275) -1% SG&A (161) (112) 43% (153) 5% Operating Profit 185 142 30% 172 7% Financial Income (21) (4) 492% (9) 126% EBT 164 139 18% 163 1% Current Taxes (36) (39) -8% 54 -165% Deferred Taxes (25) (6) 292% (10) 157% Net Income 103 94 10% 207 -50% Net margin 17% 19% -2 p.p. 35% -18 p.p. Net Income ex-Interest on Capital 103 94 10% 106 -3% Net margin ex-Interest on Capital 17% 19% -2 p.p. 18% -1 p.p. EBITDA 287 229 25% 269 7% EBITDA margin 47% 45% 1 p.p. 45% 2 p.p. Depreciation and Amortization 102 87 17% 97 5% HIGHLIGHTS TAKE RATE 1.01% +40 bps YoY +21 bps QoQ PPI RECORD 46% +1 p.p. YoY +5 p.p. QoQ CREDIT TPV MIX 66% +3 p.p. YoY +2 p.p. QoQ PREPAYMENT SPREAD 0.57% -8 bps YoY +3 bps QoQ ADJUSTMENTS BETWEEN 1Q21 AND 2Q21 In April 2021, following the spin-off, we signed a remuneration agreement with Santander, click here to access. At the time, the 1Q21 earnings considered only revenue-related amounts, while portions relating to taxes on services (in revenues) and remuneration paid by Getnet for services provided by Santander (in costs) were not included in the quarter's results. Accordingly, we revised the data for 1Q21 and 2Q21, as detailed on page 25 of this document.

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RESULTS ANALYSIS OPERATING FIGURES 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Active base (‘000) 90 days 861.2 875.0 -2% 887.6 -3% Active base (‘000) 360 days 1,276.7 1,191.5 7% 1,270.4 0% TPV (BRL billion) 109.6 86.8 26% 120.6 -9% Credit TPV 72.1 54.8 32% 77.3 -7% E-commerce TPV 26.8 21.6 24% 27.2 -2% Prepayment (BRL billion) 33.3 24.9 34% 32.1 4% Active POS (# million) 2.2 2.0 9% 2.2 0% Number of employees 1,280 1,207 6% 1,363 -6% KPIs IPP¹ 46% 45% 1 p.p. 42% 5 p.p. Take rate² (gross) 1.01% 0.61% 40 bps 0.80% 21 bps Take rate² (net) 0.56% 0.58% -2 bps 0.50% 6 bps Spread³ 0.57% 0.65% -8 bps 0.55% 3 bps ¹ IPP considers Total Prepayment per Total Credit TPV; ² Considers revenues from MDR, Rental, Verticals, Prepayment (gross/net), Contractual Remuneration, Scheme Fee, ISS, PIS and COFINS Tax; ³ Includes prepayment from profit-share (with Santander Brasil) and from internal channels. Our active base ended March with 861,000 customers under the 90-day criterion and 1.28 million customers considering the 360-day criterion, representing changes of -2% and +7%, respectively, compared to the same period a year earlier. This can be explained by (i) increased caution in acquiring new customers, particularly in the long-tail, with the aim of building a more loyal and, consequently, profitable customer base, and (ii) the new COVID-19 variant in January, which had a direct impact on Santander's branch network.

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OPERATING FIGURES The Company increased OPERACIONAL its TPV and gross take rate by 26% and 40 basis points. Respectively, in the first quarter of the year, owing to a change in the turnover mix, leveraged by a 2% expansion in retail versus wholesale and a 24% rise in e-commerce TPV, which represents one of our primary growth avenues. Furthermore, we set two major records during the quarter: (i) credit share, which reached 66%, largely due to ecommerce, a critical factor in achieving another record, (ii) product penetration index ("PPI")¹, which advanced to 46%, leading to a 34% jump in prepayment volume. TPV declined by 9% relative to 4Q21, attributable to the seasonal effect of the end of the year, which was marked by a strong performance during key Brazilian retail dates, namely GetWeek and Christmas. Despite the decrease in TPV and the increase in interest rates over the period, we continued to grow in prepayment volumes (+4%) and spread (+3bps), given the Company's efforts to boost prepayment penetration in its base by cross-selling related offerings. TPV MIX CREDIT VS. DEBIT 63% 63% 63% 64% 66% 37% 37% 37% 36% 34% 1Q21 2Q21 3Q21 4Q21 1Q22 Credit Debit RESALE VS. WHOLESALE 56% 57% 54% 55% 54% 44% 43% 46% 45% 46% 1Q21 2Q21 3Q21 4Q21 1Q22 Wholesale Retail PREPAYMENT SPREAD 0.65% 0.57% 0.56% 0.55% 0.57% 1Q21 2Q21 3Q21 4Q21 1Q22 PREPAYMENT TPV (BRL million) 25 28 29 32 33 1Q21 2Q21 3Q21 4Q21 1Q22 ¹ PPI considers Total Prepayment per Total Credit TPV.

NET REVENUE (BRL million) 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Acquiring revenue 254 197 29% 272 -7% Prepayment revenue¹ 191 162 18% 176 9% Processing services revenue 57 39 44% 62 -8% POS rental revenue 138 135 2% 141 -2% Other revenues 12 32 -63% 6 86% Taxes on services (63) (59) 7% (58) 9% Total Revenue 616 507 22% 599 3% ¹ Includes prepayment from profit-share (with Santander Brasil) and from internal channels. Managerial Net Revenue totaled BRL 616 million in 1Q22. an increase of 22% YoY, mostly explained by: (i) higher TPV (+26%); (ii) increased credit share (+3p.p.); (iii) greater retail share in the TPV mix, reaching 46% (+2p.p.); (iv) stronger prepayment volume (+34%), setting our all-time high for prepayment; and (v) growth in sales of value-added services. The above-mentioned effects were partially offset by: (i) an increase in card brand fees; (ii) a decline in POS sales revenues, resulting from the strategic decision to promote device rentals; (iii) a rise in taxes on services (+7%), reflecting the increased revenues; and (iv) a decrease in the prepayment spread due to the substantial hike in the benchmark interest rate over the last 12 months. Compared to 4Q21, Managerial Net Revenue climbed by 3%, notwithstanding the 9% decline in TPV given the period's seasonality, due to: (i) a larger credit share in the TPV mix (+2p.p.); (ii) an increase in retail in the turnover mix, to 46% (+1p.p.); and (iii) higher prepayment volume (+4%) and spread (+3bps). 507 518 544 599 616 1Q21 2Q21 3Q21 4Q21 1Q22 3% 2

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COSTS (BRL million) 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Fees, commissions, and POS sales (50) (78) -36% (93) -46% Depreciation (79) (65) 21% (74) 6% Personnel, technology, system and others (142) (109) 30% (107) 32% Total Costs (271) (253) 7% (275) -1% Managerial Costs amounted to BRL 271 million in 1Q22, up by 7% from 1Q21, primarily owing to: (i) a rise in costs associated with the commercial agreement with Santander, as a result of higher operating transaction volumes; (ii) an increase in depreciation, attributable to the greater number of leased POS devices, following the shift in the Company's strategy toward expanding POS leasing over device sales; and (iii) increased logistics expenses related to maintenance, driven by the effects of global supply chain disruptions on electronic components. These factors were mitigated by the reduction in POS subsidies. In comparison with 4Q21, Managerial Costs decreased by 1%, largely stemming from lower POS acquisition costs and higher commission expenses in the prior quarter, thanks to the strong operational performance driven by Black Friday and Christmas, partially offset by higher logistics and POS maintenance expenses, influenced by the effects of global supply chain disruptions on electronic components. BRL million 253 262 260 275 271 1Q21 2Q21 3Q21 4Q21 1Q22 -1% 7%

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SG&A (i) the collective bargaining agreement and contractual adjustments to employee benefits; (ii) increased depreciation associated with the conclusion of investment in projects, completed in Dec/21, which we started to depreciate in Jan/22; and (iii) the expansion of the Independent Channel's external salesforce. (BRL million) 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Personnel expenses (62) (40) 57% (56) 11% Depreciation and amortization (23) (19) 20% (20) 17% Specialized technical services (34) (17) 106% (31) 10% Marketing (5) (7) -23% (6) -8% Others (36) (30) 21% (40) -11% SG&A (161) (112) 43% (153) 5% 5% 43% BRL million 112 123 144 153 161 1Q21 2Q21 3Q21 4Q21 1Q22 Selling, General & Administrative Expenses were BRL 161 million at the end of 1Q22, a 43% increase over 1Q21, explained by: (i) a 6% growth in headcount; (ii) price adjustments in employee health plans; (iii) higher external salesforce expenses; (iv) investments in agile desks and structuring projects in IT; and (iv) the higher depreciation in 1Q22 due to investments in projects that were concluded in Dec/21 and started to be depreciated in Jan/22. Relative to 4Q21, Selling, General & Administrative Expenses advanced by 5%, largely due to:

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FINANCIAL RESULTS AND TAXES The Company's effective tax rate was 37% in 1Q22, or 5 p.p. higher than the 32% recorded in 1Q21, largely explained by the booking of deferred tax resulting from Getnet's incorporation of Santander Brasil's taxes (since the spin-off in April 2021). When comparing the 1Q22 and 4Q21 tax lines, the key difference between the periods concerns the distribution of interest on capital ("IoC"), from which the Company derived a tax benefit of BRL 101 million for the years 2016, 2019, and 2021. (BRL million) 1Q22 1Q21 Δ YoY 4Q21 Δ QoQ Financial revenues 27 8 256% 44 -39% Financial expenses (35) (9) 270% (49) -28% Net Exchange rate change (13) (2) 688% (5) 178% Total Financial Results (21) (4) 492% 9 126% Current Taxes (36) (39) -8% 54 -165% Deferred Taxes (25) (6) 292% (10) 157% Total Taxes (61) (45) 35% 45 -236% FINANCIAL RESULTS The accounting Financial Results include prepayments made through Getnet's own channels in "other financial revenue," as well as funding raised at market rates to subsidize them under "interest and loan charges." For managerial purposes, the Company decided to reallocate the net value of these amounts to the "prepayment revenue" line. Due to increased transaction and prepayment volumes, allied to CAPEX requirements for investment in technology, core projects, and the purchase of POS devices, there is a greater need to bolster the Company's cash position for working capital purposes. As a result, both the financial revenue and expense lines have become more relevant. The exchange rate depreciation and the increase in overseas travel, as the pandemic scenario improves, impacted the net foreign exchange fluctuation.

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NET INCOME Net Income reached BRL 103 million in 1Q22, or 10% better than 1Q21, explained by (i) revenue growth, driven by increased TPV and prepayment volumes, along with (ii) cost control efficiency. These effects were mitigated by the Company's higher SG&A, primarily reflecting investments in the Independent Channel and headcount expansion, both of which focusing on the Company's accelerated growth. BRL million 94 103 109 67 33 1Q21 Net Revenue Costs and SG&A Financial Results and Taxes 1Q22 Compared to 4Q21, disregarding the tax benefit effect in connection with the IoC, Net Income for the period decreased by 3%, which is fundamentally explained by year-end seasonality.

EBITDA The Company's EBITDA totaled BRL 287 million, up by 25% from 1Q21, with a margin of 47%, representing a gain of nearly 2p.p. This performance is chiefly attributed to revenue growth, which was spurred by increased transaction volume (TPV) over the period, a higher share of credit in the mix, a rise in prepayment volume, as well as cost control efficiency. These achievements were partially offset by the Company's increased SG&A, which was mostly driven by investments in the Independent Channel and headcount expansion, both of which aimed at fueling the Company's growth. BRL million 45% 43% 43% 45% 47% 229 225 234 269 287 1Q21 2Q21 3Q21 4Q21 1Q22 In comparison to 4Q21, the Company's EBITDA grew by 7%, attributable to increased depreciation, revenue growth, a record volume of prepayments, and cost control efficiency, which led costs to remain virtually flat in the quarter.

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CORPORATE STRUCTURE (‘000) GETT3 % GETT4 % TOTAL % PagoNxt (Holding) 859.4 90.39% 818.4 89.34% 1,677.7 89.88% Santander Spain 0.7 0.07% - 0.00% 0.7 0.04% Free Float 90.7 9.54% 97.6 10.66% 188.3 10.09% Total 950.7 100% 916.0 100% 1,866.7 100% FREE FLOAT Getnet has a 10.09% of free float and is listed at the traditional level of B3 – Brasil, Bolsa, Balcão, trading through Units¹ (GETT11), preferred stocks (GETT4) and common stocks (GETT3). Furthermore, our stocks are trading on The Nasdaq Stock Market (GET²). 13% 48% 39% Local Investor - B3 Nasdaq Foreign Investor - B3 EARNINGS DISTRIBUTION On May 4, 2022, the Board of Directors approved the distribution of Interest on Capital (IoC), in the gross amount of BRL 96.1 million, pursuant to the Company's Bylaws. The IoC will be paid as of June 27, 2022, for investors trading on B3 S.A. – Brazil, Bolsa, Balcão, and on July 7, 2022, for investors who trade on Nasdaq. The amount is fully allocated to the mandatory dividends to be distributed by the Company for the 2017 fiscal year, without any monetary restatement. ¹ One Unit corresponds to 1 common stock and 1 preferred stock. ² One ADR corresponds to 2 Units. Class of Share Gross Value per share Ordinária (GETT3) R$ 0.05 Preferencial (GETT4) R$ 0.05 Unit¹ (GETT11) R$ 0.10 ADR² (GET) R$ 0.21

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ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION 1Q22 23 P&L (BRL million) Accounting Reclassifications Managerial Prepayment through own channel¹ Scheme fees² Impostos Não Recorrentes³ Total Revenue 816 34 (240) 6 616 Costs (511) 240 (271) SG&A (161) (161) Operating Income 145 34 6 185 Financial Result 14 (34) (21) Financial revenues 103 (76) 27 Financial expenses (77) 42 (35) Net Exchange rate change (13) (13) EBT 158 6 164 Current taxes & Social Contrib. (34) (2) (36) Deferred taxes & Social Contrib. (32) 7 (25) Net Income 92 11 103 EBITDA 247 34 6 287 Depreciation and amortization 102 102 ¹ Prepayment through own channels (PAR), initially recognized in the financial result and reallocated as prepayment revenue; ² For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs; ³ BRL 6 million expense for using credits from previous periods of PIS/COFINS; and BRL 7 million in recurring deferred income tax, referring to IFRS 16 adjustments from previous years (2017 – 2021).

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4Q21 P&L (BRL million) Accounting Reclassifications Managerial Listing¹ Prepayment through own channel² Scheme fees³ IT Expenses4 Total Revenue 830 19 (250) 599 Costs (524) 250 (275) SG&A (165) 0,2 12 (153) Operating Income 141 0,2 19 - 12 172 Financial Result 10 (19) (9) Financial revenues 81 (37) 44 Financial expenses (67) 18 (49) Net Exchange rate change (5) (5) EBT 151 0,2 - - 12 163 Current taxes 59 (0,1) (4) 54 Deferred taxes (10) (10) Net Income 199 0,1 - - (8) 207 EBITDA 238 0,2 19 - 12 269 Depreciation and amortization 97 97 3Q21 P&L (BRL million) Accounting Reclassifications Managerial Listing¹ Prepayment through own channel² Scheme fees³ IT Expenses4 Total Revenue 764 7 (226) 544 Costs (485) 226 (260) SG&A (149) 8 (3) (144) Operating Income 129 8 7 - (3) 141 Financial Result 5 (7) (2) Financial revenues 40 (20) 20 Financial expenses (32) 13 (19) Net Exchange rate change (3) (3) EBT 134 8 - - (3) 139 Current taxes (28) (3) 1 (30) Deferred taxes (18) (18) Net Income 88 5 - - (2) 92 EBITDA 222 8 7 - (3) 234 Depreciation and amortization 93 93 ¹ Non recurring expenses for consulting and third party services incurred in connection with the Company's listing process; ² Prepayment through own channels (PAR), initially recognized in the financial result and reallocated as prepayment revenue; ³ For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs; 4 From an accounting standpoint, the 2021 IT expenses referring to services provided by Santander Brasil were incurred in full during 4Q21. As a result, for managerial purposes, these expenses were reclassified between the quarters. From 2022 onward, these disbursements will take place on a recurring basis

2Q21 P&L (BRL million) Accounting Reclassifications Agreement with Managerial Santander Brasil¹ Scheme fees² IT Expenses³ Total Revenue 660 (76) (66) 518 Acquiring revenue 359 (84) (66) 209 Taxes on services (62) 8 (54) Other revenues 363 363 Costs (342) 15 66 (262) SG&A (119) (4) (123) Operating Income 199 (61) - (4) 134 Financial Result (3) (3) EBT 196 (61) - (4) 131 Current taxes (48) 21 1 (26) Deferred taxes (17) (17) Net Income 132 (40) - (3) 89 EBITDA 291 (61) - (4) 225 Depreciation and amortization 91 91 1Q21 P&L (BRL million) Accounting Reclassifications Agreement with Managerial Santander Brasil¹ Scheme fees² IT Expenses³ Total Revenue 600 76 (169) 507 Acquiring revenue 283 84 (169) 197 Taxes on services (51) (8) (59) Other revenues 368 368 Costs (407) (15) 169 (253) SG&A (108) (4) (112) Operating Income 85 61 - (4) 142 Financial Result (4) (4) EBT 82 61 - (4) 139 Current taxes (19) (21) 1 (39) Deferred taxes (6) (6) Net Income 56 40 - (3) 94 EBITDA 173 61 - (4) 229 Depreciation and amortization 87 87 ¹ Accounting wise, the portion referring to the first half of the commercial agreement occurred only in 2Q21 following the signing of the agreement. However, from a managerial standpoint, the payment was made in tranches, with quarterly reclassification; ² For comparison purposes, past data on Scheme fees were homogenized and 100% of these costs are allocated as reductions in acquiring revenue, which were previously reported in costs; 3 From an accounting standpoint, the 2021 IT expenses referring to services provided by Santander Brasil were incurred in full during 4Q21. As a result, for managerial purposes, these expenses were reclassified between the quarters. From 2022 onward, these disbursements will take place on a recurring basis.

CASH FLOWS (BRL million) 1Q22 1Q21 Cash flows from operating activities Net income for the period 92 56 Adjustments to reconcile net income for the period to net cash generated by operating activities: 224 97 Depreciation and amortization 102 87 Foreign exchange gain (loss) 2 (0) Provision (reversal) for expected credit losses 11 (10) Provision for labor, tax and civil risks 3 1 Loss from the sale of property and equipment and intangible 2 2 Provision for impairment (reversal) (1) 2 Interest on Loans, borrowings and leases 74 8 Deferred taxes 32 6 (Increase) decrease in operating assets: 1,231 (1,152) Prepaid and recoverable taxes 5 (8) Accounts receivables 1,235 (1.136) Other assets (9) (8) Increase (decrease) in operating liabilities: (1,184) 1,465 Accounts payable (1,163) 1.552 Income taxes payables and other tax payables 14 19 Other liabilities (21) (77) Income taxes paid (13) (28) Net cash generated by operating activities: 363 466 Cash flows from investing activities Financial investments 836 (402) Purchase of property and equipment (74) (94) Purchase of intangible assets (23) (9) Write-off of property and equipment and intangible assets 11 8 Net cash generated by (used in) investing activities 751 (498) Cash flows from financing activities Proceeds from Loans and Borrowings 4.610 2.000 Payment of Loans and borrowings (5,764) (2,153) Payment of leases (3) (2) Payment of dividends (298) (29) Interest on borrowings paid and lease liabilities (106) (8) Net cash used in financing activities (1,561) (192) Effect of exchange rate changes on cash and cash equivalents (14) (2) Decrease in cash and cash equivalents (461) (226) Cash and cash equivalents at the beginning of the period 670 265 Cash and cash equivalents at the end of the period 209 39 Decrease in cash and cash equivalents (461) (226)

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BALANCE SHEETS (BRL million) mar/22 dec/21 CURRENT ASSETS Cash and cash equivalents 209 670 Financial investments 609 1.431 Accounts receivable 53,333 54,579 Prepaid and recoverable taxes 144 149 Inventories 37 41 Other assets 127 119 Total current assets 54,459 56,989 NONCURRENT ASSETS Deferred income tax and social contribution 390 422 Other assets 83 82 Property and equipment 612 632 Right-of-use assets 25 26 Intangible assets 897 885 Total noncurrent assets 2,006 2,046 TOTAL ASSETS 56,466 59,035 NONCURRENT LIABILITIES Accounts payable 50,447 51,610 Loans and borrowings 2,281 3,465 Lease liabilities 10 10 Income taxes payables and other tax payables 32 31 Dividends payable - 298 Other liabilities 187 214 Total current liabilities 52,956 55,628 NONCURRENT LIABILITIES Loans and borrowings 22 25 Lease liabilities 16 17 Provision for tax, civil and labor risks 18 15 Deferred income tax and social contribution 8 3 Other liabilities 29 23 Total noncurrent liabilities 93 83 EQUITY Share capital 1,422 1,422 Capital reserve 405 405 Retained earnings 1,586 1,493 Participation of non-controlling shareholders 3 4 Total equity 3,416 3,324 TOTAL LIABILITIES AND EQUITY 56,466 59,035

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1.DATE, TIME, AND PLACE. Held on May 3, 2022, at 4p.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Company") in Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP, and by videoconference, in accordance with the Article 18, §4 of the Company’s bylaws.

2.NOTICE AND ATTENDANCE. Call notice was waived due to the attendance of all members of the Board of Directors.

3.MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4.AGENDA. Deliberating on the Company’s Quarterly Financial Statements (1st quarter of 2022).

5.RESOLUTIONS. After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations, the Company’s quarterly financial statements presented by the Executive Board pertaining to the 1st quarter of 2022, which shall be officially disclosed to the market on the present date.

The resolutions taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.CLOSURE: As there was nothing further to discuss, the meeting was closed ans these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio e Marcelo Augusto Dutra Labuto.

I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, May 3, 2022.

Daniela Mussolini Llorca Sanchez
Secretary

Signature page of the minutes of the Extraordinary Board of Directors’ Meeting held on May 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer